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Exhibit 1

[LOGO]

CARDIOME PHARMA CORP.

ANNUAL INFORMATION FORM

FOR THE THIRTEEN MONTHS ENDED DECEMBER 31, 2003

APRIL 12, 2004

i

CARDIOME PHARMA CORP.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

APRIL 12, 2004

REFERENCE INFORMATION

        In this annual information form, a reference to the "Company", "Cardiome", "we", "us", "our" and similar words refer to Cardiome Pharma Corp. and its subsidiaries or any one of them as the context requires.

        All references herein to "dollars" and "$" are to Canadian dollars, unless otherwise indicated. On April 12, 2004, the exchange rate for conversion of Canadian dollars into U.S. dollars was Cdn.$1.00 = U.S.$0.7475 based upon the Federal Reserve Bank of New York noon buying rate.

        Unless otherwise stated, the information set forth in this annual information form is as of March 31, 2004.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

        This annual information form, together with the documents incorporated by reference herein, contains forward-looking statements which may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property and dependence on collaborative partners. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. See "Risk Factors" for a more detailed discussion of these risks. We assume no obligation to update or revise the forward-looking statements contained herein. In addition to the disclosure contained in this annual information form, readers are encouraged to review the "Management's Discussion and Analysis of Financial Condition and Operations" section of our 2003 Annual Report for an additional discussion of factors that could affect our future performance.

CORPORATE STRUCTURE

        We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed the focus of our business from mining exploration to drug research and development and changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the Canada Business Corporations Act and effected a four-to-one share consolidation. On May 14, 2003, we amended our articles to create a class of preferred shares, issuable in series and to create special rights and restrictions for our common shares and our preferred shares.

        We have two wholly-owned subsidiaries, Rhythm-Search Developments Ltd., a company incorporated under the Company Act (British Columbia) and Cardiome, Inc. (formerly Paralex, Inc.) a company incorporated under the Delaware General Corporation Law. In September 2002, Atriven Cardiology Corp., formerly one of our subsidiaries, was dissolved and its assets were transferred to the Company.

        Our head office and principal place of business is located at 6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, Canada, V6T 1Z3. The address and the contact numbers of the registered office of the Company are as follows: P.O. Box 10424, Pacific Centre, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K2; telephone number: (604) 643-7100 and fax number: (604) 643-7900.

GENERAL DEVELOPMENT OF THE BUSINESS

Company Overview

        We are a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Our current drug discovery and development efforts target the treatment of cardiac arrhythmia, which is an abnormal electrical signal in the heart, or an abnormal heart beat resulting from such a signal, and congestive heart failure, which is the failure of the heart to pump blood at a rate sufficient to support the body's needs. Our arrhythmia drug candidates are designed to stop, and prevent future occurrences of, arrhythmia by blocking specific ion channels, which are specialized pores in the membrane of certain cells. Our congestive heart failure drug candidate sensitizes cardiac muscle cells to intracellular calcium, leading to improved cardiac oxygen-use efficiency. We believe that increasing the cardiac oxygen-use efficiency will improve the ability of the heart to pump blood. We also have a program, applying our congestive heart failure drug candidate, for the treatment of allopurinol intolerant hyperuricemia (gout).

Summary of Current Projects

        We have two projects focused on arrhythmia, one on congestive heart failure and one on the treatment of allopurinol intolerant hyperuricemia (gout).

        Arrhythmias are disturbances in heart rate and rhythm. There are two broad types of arrhythmia: atrial arrhythmia and ventricular arrhythmia. Atrial arrhythmias affect the two upper chambers of the heart and are less life-threatening but more widespread than ventricular arrhythmias. Ventricular arrhythmias affect the two lower chambers of the heart and are life-threatening. Our antiarrhythmic projects treat atrial arrhythmias.

        Congestive heart failure is a condition characterized by an inability of the heart to pump blood at a rate sufficient to support the body's needs. An imbalance between the ability of the left ventricle to pump blood, called ventricular performance and the speed that the heart tissue can metabolize the oxygen contained in the blood, called myocardial oxygen consumption, leads to an impairment of the heart's ability to contract.

        The following table indicates the name of our product candidates, their therapeutic focus and their stage of development:

Product Candidate	Therapeutic Focus	Stage of Development
RSD1235	Atrial Arrhythmia (intravenous application) Atrial Arrhythmia (oral application)	Phase III clinical trial initiated Pre-clinical
Kv1.5	Atrial Arrhythmia	Pre-clinical
Oxypurinol	Congestive Heart Failure	Phase II/III clinical trial initiated
Oxypurinol	Allopurinol Intolerant Hyperuricemia (gout)	New Drug Application filed

RSD1235

        RSD1235 is an agent used to treat atrial arrhythmia that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. In a Phase II clinical trial using intravenous administration of RSD1235, the drug effectively terminated atrial fibrillation ("AF") and converted AF to normal heart rhythm. The Phase II clinical trial, completed in September 2002, involved 56 new-onset AF patients and showed that RSD1235 terminated AF in 61% of patients receiving the drug compared to 5% of patients receiving the placebo within 30 minutes of the end of infusion of the drug. On August 6, 2003, we initiated a Phase III clinical trial, called ACT 1, for the intravenous administration of RSD1235. This is the first of three Phase III clinical trials that we, together with Fujisawa Healthcare Inc. ("Fujisawa"), our development partner, plan to conduct to support our application for regulatory approval of RSD1235 in the United States and Canada. ACT 1 will involve studies in approximately 420 patients and will provide data on the level of safety and effectiveness of RSD1235 in the acute treatment of atrial fibrillation and atrial flutter. The primary goals of the clinical trial are to convert atrial arrhythmia to normal heart rhythm and observe neurological and cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias. ACT 1 is projected to be completed in the second half of 2004 and cost approximately U.S.$10.7 million, of which approximately U.S.$2.1 million was incurred as of December 31, 2003. The remaining U.S.$8.6 million will be incurred in 2004 and 2005. In March 2004, we initiated our second Phase III clinical trial, called ACT 2, for the intravenous application of RSD1235. ACT 2 will involve 210 patients and will evaluate the efficacy and safety of intravenous RSD1235 for the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. ACT 2 is projected to be completed in the first half of 2005 and cost approximately U.S.$6.8 million, which will be incurred in 2004 and 2005. We are managing ACT 1 and ACT 2. The third Phase III clinical trail, called ACT 3, for the intravenous application of RSD1235, will be managed by Fujisawa. We are evaluating several options on the design of ACT 3 with Fujisawa. ACT 3 is expected to be initiated in the second half of 2004 and cost approximately U.S.$9.5 million, which will be incurred in 2004 and 2005. We are responsible for 25% of the costs for all three Phase III clinical trials while Fujisawa will be responsible for the remaining 75%.

        In a proof-of-concept oral dosing study in humans completed in December 2002, RSD1235 was also shown to have significant oral bioavailability suggesting it could also be used for chronic oral therapy. We are evaluating several strategic options on formulation and the design of clinical trials. We plan to submit an investigational new drug application for the initiation of a Phase I clinical study in the fourth quarter of 2004.

Kv1.5

        Our Kv1.5 program is a discovery-stage program focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue. An ion channel is a specialized pore in the membrane of cells which assists in controlling and transferring electrical impulses, called "action potentials", in the cell. This project is in the pre-clinical stage. Our recent data has confirmed the ability of these drugs to modify the electrical activity of human cardiac tissue studied in the laboratory. We did not devote significant resources to this program during fiscal 2003. We are evaluating several strategic options on the advancement of this pre-clinical program.

Oxypurinol CHF

        In the oxypurinol program, we expect to determine if oxypurinol is a safe and effective therapy for the treatment of congestive heart failure. We submitted an investigational new drug application with the U.S. Food and Drug Administration ("FDA") in June 2002. In March 2003, we initiated a Phase II/III clinical trial, called OPT-CHF, on the oral application of oxypurinol to treat congestive heart failure. This Phase II/III clinical trial will involve studies in 400 patients with moderate to severe symptomatic congestive heart failure (rated by the New York Heart Association as class III-IV) and will demonstrate the level of safety and effectiveness of oxypurinol in the treatment of congestive heart failure. The primary goals of the clinical trial are to establish, using several clinical efficacy measures, the overall number of patients who improve, worsen or remain unchanged from oxypurinol versus placebo during a six-month course of therapy. We expect to complete patient recruitment for OPT-CHF in the fourth quarter of 2004 and report on the results in mid 2005. The Phase II/III clinical trial is estimated to cost U.S.$7.5 million, of which approximately U.S.$1.2 was incurred as of December 31, 2003. The remaining U.S.$6.3 million will be incurred in 2004 and 2005.

        In September 2003, we completed a proof-of-concept trial, called EXOTIC, on the intravenous application of oxypurinol for the treatment of congestive heart failure and reported a favourable result. The trial included 18 patients with coronary heart disease. The administration of intravenous oxypurinol (200mg) reduced xanthine oxidase activity by 65% (p< 0.05) across the broad patient group. In the sub-set of 13 patients in whom acetylcholine challenge produced vasoconstriction, oxypurinol reduced the observed vasoconstriction by 33% (p< 0.05), and increased coronary flow velocity by > 20% (p< 0.05). These results indicate that oxypurinol, by inhibiting xanthine oxidase activity, improves the impaired endothelial function in patients with coronary artery disease. Also in 2003, we initiated two additional proof-of-concept trials, EXOTIC-EF and LaPlata, to study the intravenous application of oxypurinol and the oral application of oxypurinol for the treatment of congestive heart failure, respectively. We expect to report on the results for EXOTIC-EF and LaPlata in the second and third quarters of 2004 respectively. The estimated cost associated with all three proof-of-concept trials is U.S.$500,000, of which approximately U.S.$101,000 was incurred as of December 31, 2003. The remaining U.S.$399,000 will be incurred in 2004.

Oxypurinol Gout

        Pursuant to our license from ILEX Oncology, Inc. ("ILEX"), we exercised our option to acquire for U.S.$250,000 the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), in May 2002. A pivotal, open-label Phase II/III clinical study for the treatment of patients with symptomatic hyperuricemia (gout) who are intolerant to allopurinol was completed by ILEX prior to our acquisition of this technology. In December 2003, we submitted a New Drug Application ("NDA") to the FDA for oxypurinol for the treatment of allopurinol intolerant gout patients. The six-month review date for the NDA submission is June 23, 2004. We are evaluating our strategy for the commercialization of oxypurinol for the treatment of gout, which includes the sale of this product or entering into marketing arrangements.

        We are currently conducting our own research and clinical development on all of our product candidates. At this time, we have no plans to develop an in-house marketing or manufacturing capability. As part of our business strategy, we will seek collaborative partners to spearhead late-stage development and marketing of these product candidates.

Development of the Business

General

        Since 1992, we have been involved in research and development of drugs with potential to treat cardiac arrhythmia. Until 2001, we were also developing this technology for local anaesthetic and other uses. In addition, we acquired or in-licensed other technologies and carried out research and development of compounds for the treatment of pain (until early 1999) and cough (until late 2000), and did some initial pre-clinical work on a compound for erectile dysfunction (until early 2000). In August 1999, we closed a private placement for gross proceeds of $5.1 million and in April 2000, we closed a private placement for gross proceeds of $7.8 million. In January 2001, we narrowed our focus to the cardiac area and during the fiscal year ended November 30, 2001, we allocated all of our research and development resources to our projects relating to cardiac arrhythmia. In October 2001, we closed a private placement for gross proceeds of $1.1 million. In March 2002, we closed a concurrent public offering in Canada and private placement in the United States raising $30.9 million of gross proceeds and acquired Cardiome, Inc. (formerly Paralex, Inc.). The acquisition of Cardiome, Inc. provided us with the technology it had licensed from The Johns Hopkins University ("JHU") for the use of oxypurinol in the treatment of congestive heart failure, and an option from ILEX to acquire rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), which we exercised in May 2002. In April 2003, we closed a bought deal private placement for gross proceeds of approximately $8 million. In September 2003, we closed a public offering of common shares for gross proceeds of approximately $23 million. Effective December 31, 2003, we changed our fiscal year-end from November 30 to December 31, so that our fiscal year-end coincides with the calendar year-end.

Collaboration and License Agreement with Fujisawa Healthcare Inc.

        On October 16, 2003, we entered into a collaboration and license agreement with Fujisawa for the co-development and commercialization of RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. Pursuant to the agreement, we have granted to Fujisawa an exclusive license to RSD1235 and its related technology to develop, make and sell intravenous or injectable drugs in North America, including a right to sublicense to third parties. The agreement was subject to receipt of regulatory approval under anti-competition legislation in the United States which we received on October 28, 2003 (the "Effective Date"). We retain the rights to the intravenous formulation of RSD1235 for markets outside of North America and worldwide rights to the oral formulation of RSD1235 for chronic atrial fibrillation.

        Under the terms of the agreement, Fujisawa paid us an up-front payment of U.S.$10 million on the Effective Date and agreed to pay us milestone payments of up to U.S.$54 million based on achievement of specified development and commercialization milestones, as well as royalties based on future net sales and sublicense revenue. Fujisawa is also responsible for 75% of all the remaining development costs, including costs associated with the ACT 1 trial incurred prior to the signing of the agreement, and all marketing costs for the intravenous application of RSD1235 in North America. Fujisawa has also agreed to make further milestone payments with respect to any subsequent drugs developed under the agreement. In addition, we have the right to require Fujisawa to acquire U.S.$4 million of our common shares at a 25% premium to the average closing price of our common shares on the TSX over a 30 calendar day period at any time within the twelve-month period after the Effective Date. The agreement can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met. Unless the agreement is otherwise terminated, the royalty payment period for each country will expire on the later of the expiration of the last valid claim of our patent rights or the date upon which competitive sales exceed a certain percentage of the market in the country for a certain period of time.

        All development activities will be jointly managed by Fujisawa and us. Fujisawa will be responsible for the development plan, NDA application and registration, along with the commercial manufacturing, marketing and sale of RSD1235. Cardiome will manage the ongoing ACT 1 trial and the second planned study known as ACT 2. Cardiome will also be responsible for the continued manufacturing of clinical supplies of RSD1235.

UCB Farchim S.A. Development and Transfer Agreement

        We entered into a development and transfer agreement with UCB Farchim S.A. ("UCB") on September 18, 2002 under which UCB purchased from us the exclusive rights to an anti-tussive program. Concurrently, we acquired a perpetual, worldwide exclusive license, with the right to grant sublicenses, to all cardiovascular applications associated with the technology. Consideration for the disposition includes royalties on future net sales of products arising from this technology, upfront payments, and milestone payments of up to U.S.$8 million on the first product developed by UCB and an additional U.S.$3 million for each subsequent product developed. Also, UCB agreed to pay us for research services to be provided over an initial period of 12 months, extendable to up to 36 months at a rate of U.S.$600,000 per annum. During fiscal 2003, UCB extended the service agreement for 6 months. Subsequent to December 31, 2003, UCB notified us that they had no intention to extend the service agreement beyond March 2004. For our license to the cardiovascular applications associated with this technology, we agreed to pay a royalty to UCB for any cardiovascular products developed and sold which utilize technology patented subsequent to September 18, 2002.

Acquisition of Cardiome, Inc. (formerly Paralex, Inc.)

        On March 8, 2002, we completed the acquisition of all of the outstanding shares of Cardiome, Inc., in exchange for 8,203,396 common shares. Also, on March 8, 2002, we completed a concurrent public offering in Canada and private placement in the U.S. of $30.9 million and issued 9,309,657 common shares along with warrants entitling the holders to purchase 2,327,414 common shares at a price of $6.64 per common share.

        Prior to the acquisition, Cardiome, Inc. was a private, New York based development-stage bio-pharmaceutical company incorporated in January 2001. Since that time, it had not conducted any significant business activities other than entering into license agreements with JHU and ILEX. The license from JHU is for certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for the treatment of congestive heart failure, other cardiovascular disorders and neuromuscular disease. The license from ILEX is for rights to oxypurinol clinical data, drug supply and know-how and an option on rights to oxypurinol for the treatment of gout, which we have exercised. Oxypurinol has been studied in humans and is utilized in a compassionate use program for patients who are allergic to allopurinol, a conventional treatment for gout. Prior to the acquisition, Cardiome, Inc. did not have any research and development expenditures and had no employees.

AstraZeneca License

        We entered into a license agreement dated October 16, 2000 with AstraZeneca A.B, or AstraZeneca. Under the terms of the license agreement, or AstraZeneca License, we granted AstraZeneca an exclusive worldwide license to develop and market a specific antiarrhythmic compound, RSD1122, developed by us, in exchange for initial, milestone, and royalty payments. AstraZeneca assumed responsibility for all costs for the development and marketing of RSD1122. Effective June 18, 2002, the agreement was terminated at no financial obligation from either party. AstraZeneca returned all rights and pre-clinical data associated with RSD1122 in July 2002.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

        We are a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. We target the treatment of cardiac arrhythmia, which is an abnormal electrical signal in the heart, or an abnormal heart beat resulting from such a signal, through the use of atria-selective ion channel modulating drug candidates. Additionally, we target the treatment of congestive heart failure, through the use of drugs known to inhibit the enzyme xanthine oxidase, which have recently been shown to increase contractile efficiency in heart failure.

        We are currently focussing our efforts on two projects designed to prevent or treat cardiac arrhythmia and a third project designed to prevent or treat congestive heart failure ("CHF"), as well as applying our CHF drug candidate, for the treatment of allopurinol intolerant hyperuricemia (gout). The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. In a Phase II clinical trial using intravenous administration of RSD1235 completed in September 2002, RSD1235 effectively terminated atrial fibrillation ("AF") and converted AF to normal heart rhythm. This project is currently in Phase III clinical trials. In a proof-of-concept oral dosing study in humans done in December 2002, RSD1235 was also shown to have significant oral bioavailability suggesting it could also be used for chronic oral therapy. We plan to submit an investigational new drug application for initiation of a Phase I clinical study in the fourth quarter of 2004. The Kv1.5 project is a discovery-stage project focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue. Ion channels are specialized pores in the membrane of cells which assist in controlling and transferring electrical impulses, called action potentials, in cells. With respect to congestive heart failure, we expect to determine if oxypurinol is a safe and effective therapy for the treatment of congestive heart failure. We submitted an investigational new drug application, or IND, with the FDA in June 2002. Under this IND, we initiated a Phase II/III clinical trial on the oral application of oxypurinol to congestive heart failure in March 2003. In addition, in May 2002, we exercised our option to acquire the clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), a metabolic disease, from ILEX Oncology, Inc. In December 2003, we submitted a NDA for the treatment of gout. The six-month review date for the NDA submission is June 23, 2004. We are evaluating our strategy for the commercialization of oxypurinol for the treatment of gout which includes the sale of this product or entering into marketing arrangements.

Products in Development

Antiarrhythmia Projects

Antiarrhythmia Overview

        The heart is made up of four chambers, two on the left side (from the heart owner's perspective) and two on the right. The atria are the upper chambers of the heart. The ventricles are the lower chambers of the heart where the majority of the muscular pumping action of the heart takes place. The right side of the heart stores (right atria) and pumps (right ventricle) de-oxygenated blood to the lungs where it exchanges carbon dioxide for oxygen and returns to the left side of the heart. There, oxygenated blood moves from the left atria to the left ventricle where it is pumped through the aorta and circulated into the body. The pumping of the heart depends on the organized contraction of the atria and ventricles, each controlled by electrical impulses. The flow of these electrical impulses from cell to cell depends on the cell membrane's selective permeability to sodium, potassium or calcium ions via specialized pores, called ion channels, in the membrane of cells which assist in controlling and transferring electrical impulses, called action potentials, in cells. Arrhythmia results when cells lose the ability to correctly carry ions across the membranes causing a deviation from their normal sequence of initiation and conduction of electrical impulses and resulting in disturbances in heart rate and rhythm.

        Fibrillation arrhythmia describes a type of arrhythmia in which the heart chambers, instead of alternately contracting, quiver continuously in a chaotic pattern. There are two broad types of arrhythmia: atrial arrhythmia and ventricular arrhythmia. Atrial arrhythmias affect the upper chambers of the heart and are less directly life-threatening but more widespread than ventricular arrhythmias. Atrial arrhythmias require medical management to prevent further structural damage to the heart and are increasing in number with the population ageing. Ventricular arrhythmias affect the lower chambers of the heart and have immediate life-threatening implications whenever they occur. Our current antiarrhythmic projects address atrial arrhythmias.

Atrial Fibrillation Antiarrhythmia

        Atrial fibrillation, the most common chronic arrhythmia, is a condition affecting the upper chambers of the heart. Atrial fibrillation is an arrhythmia in which the atria, instead of intermittently contracting, quivers continuously in a chaotic pattern, causing totally irregular, often rapid ventricular rate. The condition is characterized by rapid, chaotic beating that is either temporary or permanent. This condition is common but, unlike ventricular arrhythmias, is not acutely life-threatening. The main danger from such arrhythmias is that they may cause stroke or if prolonged may lead to heart failure. Over 6,000,000 individuals in the developed world suffer occasionally or chronically from atrial arrhythmias.

        Current drugs used to treat atrial fibrillation have the same limitations on usefulness as the current ventricular antiarrhythmic drugs: limited efficacy combined with life-threatening side effects. Unlike current drugs used to treat atrial arrhythmia, our drug candidates for atrial fibrillation selectively target those ion channels that are uniquely important for such atrial arrhythmias. Blockade of these channels with our atrial fibrillation drug candidates has been shown in pre-clinical studies to effectively terminate atrial fibrillation. Pre-clinical studies and clinical studies conducted to date show that our clinical candidates appear to target these channels which mediate atrial arrhythmia without disrupting potassium channels that control normal functioning of the middle layer of heart wall composed of cardiac muscle, or the ventricular myocardium. Based on these results, we expect that our clinical candidates will display a superior cardiovascular safety profile compared with other available and emerging therapies.

        We have successfully developed an antiarrhythmic product candidate, RSD1235, and intend to expand our drug candidate pipeline through our Kv1.5 project.

RSD1235 Project

        RSD1235 was developed specifically to treat atrial arrhythmia. The drug has been shown to be a safe and effective antiarrhythmic in various animal studies modeling an arrhythmia condition. That safety and efficacy profile is believed to result from the drug's atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger impact on the electrical activity of the atria of the heart than on the ventricles. This may make it an effective and potentially safer atrial antiarrhythmic drug than existing and near term competition in this field. Clinical data suggests that RSD1235 is rapidly cleared from the body after intravenous dosing which may make it an ideal therapy for emergency intravenous use in hospital. RSD1235 is designed to have fewer side effects than currently utilized intravenous antiarrhythmic drugs. Recent pre-clinical studies have confirmed that RSD1235 also has significant oral bioavailability in animals.

        We completed our Phase I clinical trial of the intravenous application of RSD1235 in July 2001. The Phase I clinical trial examined the safety and metabolism of RSD1235 in humans. We completed our Phase II clinical trial on the intravenous application of RSD1235 in September 2002. The Phase II clinical trial involved 56 new-onset AF patients and showed that RSD1235 terminated AF in 61% of patients receiving the drug compared to 5% of patients receiving the placebo within 30 minutes of the end of infusion of the drug. On August 6, 2003, we initiated a Phase III clinical trial, called ACT 1, for the intravenous administration of RSD1235. This is the first of three Phase III clinical trials that we, together with Fujisawa, our development partner, plan to conduct to support our application for regulatory approval of RSD1235 in the United States and Canada. ACT 1 will involve studies of approximately 420 patients and will provide data on the level of safety and effectiveness of RSD1235 in the acute treatment of atrial fibrillation and atrial flutter. The primary goals of the clinical trial are to convert atrial arrhythmia to normal heart rhythm and observe neurological and cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias. ACT 1 is projected to be completed in the second half of 2004 and cost approximately U.S.$10.7 million, of which approximately U.S.$2.1 million was incurred as of December 31, 2003. The remaining U.S.$8.6 million will be incurred in 2004 and 2005. In March 2004, we initiated our second Phase III clinical trial, called ACT 2, for the intravenous application of RSD1235. ACT 2 will involve 210 patients and will evaluate the efficacy and safety of intravenous RSD1235 for the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. ACT 2 is projected to be completed in the first half of 2005 and cost approximately U.S.$6.8 million, which will be incurred in 2004 and 2005. We are managing ACT 1 and ACT 2. The third Phase III clinical trail, called ACT 3, for the intravenous application of RSD1235, will be managed by Fujisawa. We are evaluating several options on the design of ACT 3 with Fujisawa. ACT 3 is expected to be initiated in the second half of 2004 and cost approximately U.S.$9.5 million, which will be incurred in 2004 and 2005. We are responsible for 25% of the costs for all three Phase III clinical trials while Fujisawa will be responsible for the remaining 75%.

        In a proof-of-concept oral dosing study in humans completed in December 2002, RSD1235 was also shown to have significant oral bioavailability suggesting it could also be used for chronic oral therapy. We are evaluating several strategic options on formulation and the design of clinical trials. We plan to submit an investigational new drug application for the initiation of a Phase I clinical study in the fourth quarter of 2004.

Kv1.5 Project

        The Kv1.5 Project is aimed exclusively at atrial arrhythmia. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. The Kv1.5 channel is known to be important to the early-repolarising currents that mediate atrial electrical activity. Because this channel is exclusive to the atria and important to atrial pacing, it may make an ideal target for a chronic therapy atrial arrhythmia drug. We are using cloned Kv1.5 potassium channels from human sourced tissue to design drugs to selectively block the Kv1.5 channel. The administration of such an atria-selective drug is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles. Our research data has confirmed the ability of these drugs to modify the electrical activity of human cardiac tissue studied in the laboratory. We did not devote significant resources to this program during fiscal 2003. We are evaluating several strategic options on the advancement of this pre-clinical program.

Congestive Heart Failure Project

Congestive Heart Failure Overview

        Congestive heart failure is the failure of the heart to pump blood at a rate sufficient for the metabolizing tissue. During congestive heart failure, the cardiac output decreases resulting in, among other things, an increase in venous fluid volume. It is characterized by fatigue, shortness of breath and fluid retention. It generally occurs when the left ventricle pumping capability begins to fail. Fluid begins to pool in the lungs leading to congestion which, in turn, causes breathing difficulty and swelling in the lungs. When the right ventricle is directly affected, blood begins to collect in the body's extremities resulting in swelling. In most cases, congestive heart failure is a progressive condition. The ventricular muscle over-stretches resulting in continued reduction in cardiac output, further exacerbating the condition. Current methods of treating heart failure involve one or a combination of decreasing blood pressure, removing water from the body and increasing the force of heart contraction.

        A number of medicines are used to increase the contraction of the heart. Unfortunately, most of these medicines are "contractility agents"; that is, they increase the contraction of the heart while simultaneously accelerating the heart's consumption of oxygen. This increased oxygen consumption can be a serious problem as many, if not most, of these patients have coronary artery disease which limits blood and oxygen supply to the heart. Thus, although such medicines may make the patient feel better initially, they may not increase life expectancy. In fact, current medicines that increase cardiac contractility, primarily inotropes such as dobutamine and dopamine, may actually decrease life expectancy.

        At JHU, Dr. Eduardo Marbán's research has demonstrated that the class of agents known as xanthine oxidase inhibitors, or XO Inhibitors, (which includes oxypurinol) has the ability to increase the contraction strength of the heart in patients with congestive heart failure without increasing the oxygen consumed by the heart to the extent caused by other medicines. See "JHU License" and "Marbán Agreement" below. In studies conducted at JHU, Dr. Marbán has shown these effects in both animals and in humans during cardiac catheterization. Accordingly, such XO Inhibitors may offer the possibility of a new mode of therapy for patients with congestive heart failure. The intellectual property encompassing Dr. Marbán's research, acquired by us pursuant to the JHU License, relates not only to oxypurinol but also to any XO Inhibitor used in the treatment of congestive heart failure or other cardiovascular disorders. We believe that XO Inhibitors, including oxypurinol, have significant potential in the treatment of congestive heart failure due to their ability to increase the contraction strength of the heart in patients with congestive heart failure without increasing the oxygen consumed by the heart.

Oxypurinol Congestive Heart Failure Project

        The oxypurinol project will target both acute and chronic therapy for patients with congestive heart failure. We submitted an investigational new drug application ("IND") with the U.S. Food and Drug Administration ("FDA") in June 2002. Under this IND, we initiated a Phase II/III clinical trial, called OPT-CHF, on the oral application of oxypurinol to congestive heart failure in March 2003. This Phase II/III clinical trial will involve studies in 400 patients with moderate to severe symptomatic heart failure (rated by the New York Heart Association as class III-IV) and will demonstrate the level of safety and effectiveness of oxypurinol. The primary goals of the clinical trial are to establish, using several clinical efficacy measures, the overall number of patients who improve, worsen or remain unchanged from oxypurinol versus placebo during a six-month course of therapy. We expect to complete patient recruitment for OPT-CHF in the fourth quarter of 2004 and to report on the results in mid 2005. The Phase II/III clinical trial is estimated to cost U.S.$7.5 million, of which approximately U.S.$1.2 was incurred as of December 31, 2003. The remaining U.S.$6.3 million will be incurred in 2004 and 2005.

        In September 2003, we completed a proof-of-concept trial, called EXOTIC, on the intravenous application of oxypurinol for the treatment of congestive heart failure and reported a favourable result. The trial included 18 patients with coronary heart disease. The administration of intravenous oxypurinol (200mg) reduced xanthine oxidase activity by 65% (p< 0.05) across the broad patient group. In the sub-set of 13 patients in whom acetylcholine challenge produced vasoconstriction, oxypurinol reduced the observed vasoconstriction by 33% (p< 0.05), and increased coronary flow velocity by greater than 20% (p< 0.05). We believe that these results indicate that oxypurinol, by inhibiting xanthine oxidase activity, improves the impaired endothelial function in patients with coronary artery disease. Also in 2003, we initiated two additional proof-of-concept trials, EXOTIC-EF and LaPlata, to study the intravenous application of oxypurinol and the oral application of oxypurinol for the treatment of congestive heart failure, respectively. We expect to report on the results for EXOTIC-EF and LaPlata in the second and third quarters of 2004, respectively. The estimated cost associated with all three proof-of-concept trials is U.S.$500,000, of which approximately U.S.$101,000 was incurred as of December 31, 2003. The remaining U.S.$399,000 will be incurred in 2004.

Other Opportunities

Hyperuricemia (Gout)

        Pursuant to the ILEX License, we exercised our option to acquire for U.S.$250,000 the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout) in May 2002. A pivotal, open-label Phase II/III clinical study for the treatment of patients with symptomatic hyperuricemia (gout) who are intolerant to allopurinol was completed by ILEX prior to our acquisition of this technology. In December 2003, we submitted a NDA to the FDA for oxypurinol for the treatment of allopurinol intolerant gout patient. The six-month review date for the NDA submission is June 23, 2004. We are evaluating our strategy for the distribution of oxypurinol, considering whether to sell oxypurinol directly or enter into other marketing arrangements.

Business Strategy

        Our business strategy is based around several important principles that guide our activities.

Core Expertise

        We focus on drugs that treat cardiac diseases and conditions. By focusing our efforts in this way, we have been able to assemble teams of employees and external advisors with strong knowledge and understanding of cardiology. This collective knowledge, experience and expertise helps ensure that the novel ideas pursued are of a high caliber and are therefore more likely to result in a drug which impacts a specific disease state.

Discovery and Development

        We undertake both discovery and development activities in order to create novel drug candidates and to then demonstrate their applicability in human patients. This mixture of efforts supports partnership activities and enables us to pursue internally generated discovery projects, acquire projects that dovetail with the cardiac focus as well as in-licensed later-stage projects.

Multiple Projects

        A central principle of our business strategy is to minimize the risk inherent in early stage drug discovery and development. We emphasize a portfolio approach to risk diversification as we have drug candidates: (1) within multiple independent cardiac projects (currently arrhythmia and congestive heart failure), (2) at various stages of development (pre-Clinical to Phase III), and (3) within their clinical projects that have two potential methods of dosage (intravenous for acute therapy and oral for chronic therapy).

External Resources

        We operate as a "semi-virtual" research and development organization, intending to reduce internal operating expenses to allow flexibility as well as maintain a low level of operating losses. We maintain a small, core team of scientists and staff with the necessary skill base, and contract out the specialized work required for our projects, such as pre-clinical toxicology services and contract manufacturing.

Collaboration Strategy

        Our core of expertise lies in the ability of our personnel to research and develop potential drug candidates into the clinical development stage. As part of our business strategy, we may seek collaborative partners with experience in the late-stage development and marketing of drugs in the relevant therapeutic areas. The intention is to select partners with both the human and financial resources to spearhead the late-stage clinical development of our product candidates based on requirements by the FDA in the United States, the TPD in Canada as well as other drug regulatory agencies in other countries.

        We presently have no plans for developing an in-house marketing or manufacturing capability.

Corporate Partnerships

        We develop our product candidates both independently and in collaboration with established pharmaceutical companies or other suitable partners. Corporate partners may provide financial resources, research and development and manufacturing capabilities, and sales and marketing infrastructure, to aid in the commercialization of our potential products. Our corporate partnership agreements are described above. See "General Development of the Business".

Licenses and Collaborative Research Agreements

        An important aspect of our product development strategy is the establishment of collaborations with research centres with resources and expertise vital to our programs. In each collaboration, we either have an exclusive license to all patented or patentable technology developed under the research agreement or a right to an exclusive license on commercially reasonable terms. We are parties to the following licenses and collaborative research agreements:

Fujisawa Collaboration and License Agreement

        See "Development of the Business—Collaboration and License Agreement with Fujisawa Healthcare Inc.".

UBC License and UBC Research Agreement

        By agreement dated February 12, 1992, we acquired an option from the University of British Columbia, or UBC, to license the inventions which underlie some of our novel antiarrhythmic compounds. These compounds form the basis of part of our research and development efforts, being certain technology relating to aminocyclohexylamides for antiarrhythmic and local anaesthetic uses, which is referred to as the Technology. On March 29, 1996, we entered into a formal license agreement with UBC, or the UBC License, whereby UBC granted us, in consideration for the sum of $20,000 (paid) and the issuance of 25,000 common shares (issued), an exclusive, world-wide license to use and, subject to the consent of UBC, sublicense the Technology, and any improvements thereto, for antiarrhythmic and local anaesthetic uses, and to manufacture, distribute and sell products derived therefrom to the general public during the term of the UBC License. The UBC License will terminate upon the expiration of the last patent obtained under it.

        Under the terms of the UBC License, we have agreed to issue to UBC a further 25,000 common shares within 30 days of the commencement of Phase III clinical trials and an additional 25,000 common shares within 30 days of receipt of notice of new drug approval for the first drug covered by a patent of the Technology. We are also required to pay to UBC quarterly royalties from manufacturing revenues ranging from 1.5% for products developed from improvements to the Technology made by us to 3.5% for products developed from the Technology or improvements to the Technology made by UBC or UBC and us together, and further royalties from sublicensing revenues, subject to minimum annual royalties of $10,000 in the first two years of commercial sale and $50,000 thereafter. In addition, we will pay all costs associated with patent applications.

        We were required to pay UBC a $75,000 grant in each of the first five years of the UBC License (as at November 30, 2002, all fully paid), to be used at UBC's discretion to fund basic scientific research related to some aspects of the Technology to be undertaken by UBC in the laboratory of Dr. Michael Walker or his successor. We do not have any rights in any intellectual property arising from such research.

        In addition, we entered into a five year research agreement with UBC, or the UBC Research Agreement, dated March 1, 1997, under which we were required to fund a specific and mutually agreed upon research project with respect to the Technology by paying to UBC a further $75,000 plus a further sum equal to 38% of overhead costs associated with the project, estimated at $28,500, in each of the first five years of the UBC Research Agreement (as at November 30, 2002, all fully paid). Under the UBC Research Agreement, we have an option to license, on an exclusive worldwide basis, any intellectual property arising from the work at UBC under the UBC Research Agreement.

        The UBC License and the UBC Research Agreement constituted arm's length transactions. The consideration payable under both agreements was determined through our negotiations with UBC.

        Our RSD1235 technology is not part of the Technology that we licensed from UBC. To ensure we protect our intellectual property rights to certain antiarrhythmic technology that we discovered in house, we entered into a technology assignment agreement with UBC in July 2001. In accordance with this technology assignment agreement, UBC formally assigned all its rights, title and interest to such technology including, RSD1235. In consideration for this assignment of intellectual property, we issued 5,000 of our common shares to UBC in October 2001.

JHU License

        Pursuant to our agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 with JHU, the JHU License, we obtained the exclusive worldwide rights to U.S. patent application Serial No. 09/186,755 (which subsequently matured into U.S. Patent No. 6,191,136) and Patent Cooperation Treaty application PCT U.S.98/23878, each filed on November 5, 1998 and European Patent Office application filed August 2, 2000 all of which were assigned to JHU and entitled "Methods for Treatment of Disorders of Cardiac Contractility", and which are referred to as the Patent Rights. The Patent Rights relate to the therapeutic, diagnostic and commercial use of XO Inhibitors for cardiovascular and neuromuscular disease, which is referred to as the Licensed Field. We also obtained the exclusive option to any and all technologies developed by JHU in the Licensed Field of which Eduardo Marbán, M.D. is the inventor.

        In consideration for the JHU License, we paid JHU an initial license fee of U.S.$50,000. In addition, we are obligated to pay a royalty to JHU on net sales of any product developed by us with the Patent Rights. If a product developed by us contains both the Patent Rights and other active ingredients, the royalty rate may be reduced, subject to a minimum royalty rate. Our royalty payment obligation will terminate upon expiration of the Patent Rights. Further, the annual royalties are subject to certain annual minimum royalties which increase annually for the first six years that such royalties are payable. We also agreed to reimburse JHU up to U.S.$67,500 for all costs associated with the preparation, filing, maintenance and prosecution of the Patent Rights and certain legal fees.

        As additional consideration for the JHU License, our wholly-owned subsidiary, Cardiome, Inc. (formerly Paralex, Inc.) previously issued (i) 390,000 shares of its common stock to JHU and (ii) 210,000 shares of its common stock to Dr. Marbán for a purchase price of $0.001 per share. These shares of Cardiome, Inc. have now been exchanged for our common shares pursuant to the acquisition completed on March 8, 2002.

        During 2003, JHU expanded its patent protection with the issuance of U.S. Patent No. 6,569,862 and its U.S. patent application, Serial No. 10/404,076. In accordance with the JHU License, we obtained the worldwide exclusive license to this new patent and patent application for no additional license fee. We reimbursed JHU $22,273 for costs associated with the prosecution of these patent rights.

ILEX License

        Pursuant to a license agreement dated December 19, 2001, or the ILEX License, between us and ILEX Oncology, Inc., or ILEX, ILEX granted us an exclusive worldwide sublicense to all of ILEX's rights under a license agreement dated March 31, 1995, between ILEX on the one hand, and Burroughs Wellcome Co. and The Wellcome Foundation, Ltd., collectively referred to as BW, on the other, as amended, which is referred to as the Original License Agreement, in the field of the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. Under the Original License Agreement, BW had granted an exclusive license to ILEX in BW's know-how regarding, among other things, the manufacture and use of oxypurinol in that field. Under the ILEX License, ILEX also granted us an exclusive worldwide license, in that field, in ILEX's know-how concerning manufacture and certain uses of oxypurinol and in ILEX's oxypurinol IND, to make, have made, use, offer to sell and sell products comprising or containing oxypurinol, including an exclusive license in the ILEX trademark "OXYPRIM" for use in connection with sales efforts concerning relevant products. ILEX further granted us an option until December 2002 to purchase for U.S.$250,000 certain clinical trial data ILEX has and may acquire in the future, to evaluate the usage of oxypurinol in hyperuricemic patients intolerant to allopurinol. We exercised this option in May 2002. We also obtained the right to grant sublicenses in the above, subject to ILEX approval.

        Under the ILEX License, we agreed to pay ILEX upon execution, an initial fee of U.S.$250,000 (paid). We also agreed to pay BW a U.S.$200,000 milestone payment (upon FDA approval of an NDA incorporating oxypurinol) and royalties based on net sales of relevant products (subject to certain conditions), all as would otherwise be required of ILEX under the Original License Agreement. In addition, we agreed to perform ILEX's obligations under the Original License Agreement concerning a compassionate use program regarding relevant products. Further, we agreed to pay certain milestone payments to ILEX tied to the regulatory approval process. We also agreed to pay royalties to ILEX based on net sales of relevant products, subject to certain conditions. Finally, we agreed to reimburse ILEX for certain expenses, and to purchase certain supplies from ILEX.

        The term of the ILEX License extends until the expiration of ILEX's obligation to pay royalties under the Original License Agreement (determined on a country-by-country basis), at which time the rights licensed or sublicensed to us convert to a fully paid, non-exclusive, irrevocable royalty-free license or sublicense. The ILEX License purports to provide each party with the right to terminate based on certain insolvency events of the other, or if the other's breach continues after notice and beyond defined cure periods. It also provides us with the right to terminate upon termination of the Original License Agreement.

Marbán Agreement

        Pursuant to an agreement entered into in May 2001 and effective as of January 1, 2002, or the Marbán Agreement, between us and Cardiosciences Consulting, Inc. ("CCI"), a private company owned by Dr. Eduardo Marbán, CCI agreed to cause Dr. Eduardo Marbán, the inventor of the technology licensed under the JHU License, to provide advisory services to us with regard to therapeutic applications of XO Inhibitors, for up to twelve days per year. The Marbán Agreement states that materials, including inventions, prepared by or furnished to CCI or Dr. Marbán as a direct result of performing services under the Marbán Agreement will be owned exclusively by Cardiome, Inc. Various obligations owed to us under the Marbán Agreement are expressly made subject to policies of and obligations owed by CCI and Dr. Marbán to JHU.

        We agreed to pay CCI U.S.$100,000 per year for Dr. Marbán's services under the Marbán Agreement, plus reimbursement of certain expenses. The Marbán Agreement has a term of four years. It contains no provision concerning any renewal of that term. The Marbán Agreement also provides that it will automatically terminate in the event Dr. Marbán is no longer available to render and is not rendering services thereunder, due to his obligations to JHU, his physical or mental disability, or his death.

Antalium Collaborative Research and License Agreement

        We entered into a collaborative research and license agreement with Antalium Inc., or Antalium, on November 30, 2000, for the worldwide rights for the development and commercialization of certain nociblocker compounds developed by us. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by us on or before May 31, 2002. Antalium did not select any test compounds prior the expiration its license. The agreement was terminated on May 31, 2002.

MacLeod and Quastel Agreement

        By agreement dated November 19, 1997 entered into between us and Drs. MacLeod and Quastel, we acquired ownership to certain intellectual property related to nociblocker technology and all their therapeutic uses. The agreement provides that we will pay to each of Drs. MacLeod and Quastel $25,000 in each of the first five years as a University grant-in-aid, commencing April 1, 1997 (as at November 30, 2002, all fully paid). We are also required to pay to each of Drs. MacLeod and Quastel $250,000 upon commencement of Phase III clinical trials on a compound licensed to us under the agreement, and a further $1,000,000 upon the filing of a new drug application in the United States or Canada for a compound licensed by us under the agreement. The agreement further requires us to spend a minimum of $200,000 each year for five years on the research and development of drugs using nociblocker technology, which includes expenditures under the cough project and nociblocker project (as at November 30, 2002, this minimum financial commitment satisfied). We assigned all patent applications related to the cough project and nocibloker project to UCB Farchim S.A. or UCB as a result of the sale of our anti-tussive program to UCB in September 2002.

Patents and Proprietary Protection

        We consider our patent portfolio as one of the key value contributors to our business; therefore, we devote a substantial amount of resources each year to maintaining and augmenting our patent portfolio. Our patent strategy is to pursue the broadest possible patent protection on our proprietary products and technology in selected jurisdictions. Accordingly, for novel compounds, claims for the compound, composition and use will be made and for known compounds, claims directed to novel composition and/or use will be made in the patent application. We plan to protect our technology, inventions and improvements to our inventions by filing patent applications in selected key countries according to industry standard in a timely fashion.

        In addition to our patents, we also rely upon trade secrets, know-how and continuing technological innovations to develop our competitive position. It is our policy to require our directors, employees, consultants, members of our scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with us. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for us utilizing our property or relating to our business and conceived of or completed by the individual during employment are the exclusive property of ours to the extent permitted by law.

        As of April 4, 2004, we hold rights to 87 patents and patent applications in the United States and other jurisdictions in respect of certain core technologies utilized by us. To date, 23 patents have been issued in the United States and other jurisdictions. These patents and patent applications do not include any of the 30 patent applications assigned to UCB Farchim S.A. ("UCB") as a result of the sale of our anti-tussive program to UCB in September 2002.

        We are required to pay milestone payments and royalties for the 23 patents or patent applications licensed from, or for which we have been granted commercial rights by, the University of British Columbia and JHU. Of these patents or patent applications, 18 have been licensed under the UBC License described below under "Business Overview—Licenses and Collaborative Research Agreements—UBC License and UBC Research Agreement" and 5 have been licensed under the JHU License. See "JHU License" below. We have no royalty obligations associated with any of the remaining of 64 patents or patent applications in our portfolio.

Potential Markets

        We focus on developing proprietary drugs to treat or prevent cardiac diseases. Our projects are in relatively early stages of development. Products that may result from our research and development projects are not expected to be commercially available for a number of years, if at all. We have no developed or approved products. Therefore, any discussion of a market for our products is of a very preliminary nature.

        The broad category of cardiovascular disease, includes congestive heart failure, stroke, coronary heart disease, arrhythmias and more. The market for cardiovascular disease represents the largest drug market based on total worldwide sales of approximately U.S.$64 billion in 1998.

        As the general population ages, the incidence of cardiovascular disease will increase significantly. There will be an estimated 50% increase in the annual number of Canadians diagnosed with heart disease and stroke over the next 25 years. This demand will far surpass existing healthcare resources and facilities.

        The next decade will be the critical time frame in which to anticipate and manage the impact of cardiovascular disease on healthcare systems. In this endeavour, doctors are expected to look to pharmaceutical companies for therapies and treatments.

Antiarrhythmic Drug Market

        The current antiarrhythmic drug market includes several drugs to treat the various types of arrhythmia. Although the number of antiarrhythmic drugs has grown in the past few decades, they have very undesirable characteristics. The older Class I drugs carry the risk of increased mortality and the more potent Class III drugs such as amiodarone can be toxic to the lungs and other organs. Prescribing patterns are currently dominated by drugs to treat one type of arrhythmia, atrial fibrillation. The worldwide market for all prescribed drugs to manage arrhythmias, excluding anticoagulants, totalled U.S.$ 1.4 billion in 1999, with pharmaceuticals to treat atrial fibrillation arrhythmias representing approximately U.S.$1.1 billion of that total. Approximately U.S.$800 million of the U.S.$1.1 billion was in the United States.

        While antiarrhythmic drug sales are already substantial, there still remains a major unmet market need for safe antiarrhythmics. As indicated above, current drugs for treating arrhythmia have serious side effects that limit their use. In fact, a study indicates that one of the commonly prescribed antiarrhythmics actually increases mortality rates in patient groups to which it is administered. Other studies, SWORD and various meta analysis studies for example, have shown other drugs to be pro-arrhythmic.

        Aging populations in major markets worldwide, and the increasing pharmacotherapy needs that will accompany them, will contribute to growth beyond current levels. One forecast for the next five to ten years is an annual growth rate in total pharmaceutical sales in the four percent range. The key driver for sales is not, however, the annual growth of the market but its absolute size. Given the serious side effects of antiarrhythmic drugs currently on the market, a product that is both safe and effective would provide for significant market penetration into an already large market.

Congestive Heart Failure Market

        Congestive heart failure is the only significant cardiovascular disorder to show a marked increase in incidence over the past 40 years. Approximately 5,000,000 persons in the United States suffer from congestive heart failure, while the developed world total is estimated at approximately 10,000,000. The American Heart Association reported that the number of hospital discharges in the United States rose from 377,000 in 1979 to 995,000 in 2001 with a projected direct and indirect cost of U.S.$28.8 billion in 2004. The incidence of newly diagnosed congestive heart failure cases exceeds 3,600,000 each year. It is the number one cause of hospitalization in the United States in patients over 65 years of age. The prognosis for congestive heart failure in terms of mortality is poor and the disease is now characterized in the United States as "epidemic". The mortality rate is comparable to the worst forms of cancer—

experts indicate that 20% of patients die within one year with an 80% mortality rate by year eight for men. The current cost of pharmaceuticals to treat congestive heart failure is in excess of U.S.$1.5 billion worldwide, just under U.S.$1 billion of that cost is in the United States alone.

        Congestive heart failure sales will be driven by two factors: introduction of new, more effective drug compounds and the aging population. One forecast expects major market sales of congestive heart failure drugs will increase 4% per annum over the next four years, accelerating to 9% per annum over the ensuing five years. Within two years, the major market sales for congestive heart failure drugs is forecast to be U.S.$1.9 billion, rising to U.S.$ 2.9 billion within 7 years.

Competition

        The pharmaceutical and related biotechnology industries are characterized by extensive research efforts, rapid technology change and intense competition. Competition in the biopharmaceutical industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the United States and other jurisdictions of commercial interest and the ability and time needed and cost required to obtain governmental approval for testing, manufacturing and marketing.

Antiarrhythmia Drug Market Competition

        We are aware of a number of companies engaged in the development of drugs in the cardiac arrhythmia therapeutic area. Additionally, there are a significant number of other pharmaceutical and biotechnology companies developing and/or marketing ion channel focused therapeutics. Some of these companies have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than us.

        However, there are many serious cardiovascular diseases for which existing therapies are inadequate. One of the key inadequacies of many drugs is safety. We seek to develop atria-selective ion channel-modulating drugs to overcome this inadequacy as it has found that these drugs are safer than existing therapies in initial animal studies. Our competitive advantage lies in our experience in the fields of ion channels, pathology of arrhythmias, toxicology and pharmacology, which is the science that deals with the origin, nature, chemistry, effects, and uses of drugs, and our ability to develop relevant in vitro and in vivo models for specific pathologies.

        There is extensive competition within the areas of antiarrhythmic drugs from existing therapies and therapies under development. In 1999, worldwide sales of pharmaceuticals to treat atrial arrhythmias were approximately U.S.$1.1 billion. The largest class in antiarrhythmic drug sales are Class I drugs (1999 sales of U.S.$303 million) which block sodium channels in cardiac cells. Class I drug examples are Rhythmol, Tambocor and Quinaglute. Class II drugs (U.S.$133 million) consist of beta blockers such as Inderol. Class III drugs (U.S.$281 million) are potassium-channel blockers such as Cordarone and Betapace. Class IV drugs (U.S.$255 million) are calcium-channel blockers such as Cardizem.

Congestive Heart Failure Market Competition

        We believe that oxypurinol, as a treatment for congestive heart failure, will be the first drug of its kind in connection with the treatment of congestive heart failure. To date, digoxin is the only known approved drug able to increase myocardial contractility with minimal increases in cardiac oxygen demand. Given that digoxin has a limited therapeutic index, which is the experimental index of the relative safety of a compound, it must be closely monitored with regular blood tests to avert the possibility of side effects that may include cardiac arrhythmia, which can be fatal. Other inotropic agents such as dopamine and dobutamine also increase myocardial contractility, but also have narrow therapeutic indices, thus minimizing their utility in the treatment of congestive heart failure.

        The current standard of care for congestive heart failure consists primarily of diuretics, digoxin, angiotensin converting enzyme inhibitors, or ACE-inhibitors and in some cases, a beta blocker. However, treatment options for this complicated disease may employ various combinations of the following:

  1.
  Diuretics such as furosemide and spironolactone that remove excess fluid and decrease the workload of the heart and improve symptoms and survival.

  2.
  Cardiac glycosides, like digoxin, that increase contractility of the heart and provide an improved neuro-hormonal environment thereby reducing the workload on the heart, improving symptoms and reducing hospitalizations.

  3.
  Vasodilators like the nitrates, ACE-inhibitors, angiotensin II inhibitors, and calcium channel antagonists that reduce the workload of the heart, reduce blood pressure, improve coronary blood flow, improve symptoms and, in some studies like those with ACE-inhibitors, improve survival.

  4.
  Alpha and beta adrenergic blockers, like doxazosin and carvedilol, reduce physiologic stressors, reduce the heart rate and allow the heart to function more efficiently and effectively and in the case of beta blockers, may increase survival.

  5.
  Inotropic agents like dopamine and dobutamine are used in very severe cases to increase the contractility of the heart and improve its output.

Regulatory Environment

        The research and development, manufacture and marketing of pharmaceutical products are subject to regulation for safety and efficacy. Drug licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing of therapeutic products, and adherence to Good Manufacturing Practices during production. In the United States, these activities are subject to rigorous regulation by the U.S. Food and Drug Administration, or FDA, and in Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations promulgated thereunder, which are enforced by the Canadian Therapeutic Products Directorate, or TPD.

        Our success is ultimately dependent on obtaining marketing approval for drugs currently under development and will depend on our ability to comply with worldwide regulations governing the manufacturing, quality control, pre-clinical evaluation, and clinical testing of investigational new drugs. Depending upon the circumstances surrounding the clinical evaluation of a product, we may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. This approach will allow us to make cost effective developmental decisions in a timely fashion. See "Business Strategy—Collaboration Strategy".

        The principal activities that must be completed after initial research and before obtaining approval for marketing of a product in Canada and the United States are as follows:

  1.
  pre-clinical studies, which includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in vitro results, performed to assess the safety and potential efficacy of the product;

  2.
  submission of an investigational new drug, or IND, application, which must become effective before human clinical trials commence;

  3.
  Phase I clinical trials, the initial introduction of the product into human subjects, under which the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics;

  4.
  Phase II clinical trials involving studies in a limited patient population to: (1) determine the efficacy of the product for specific, targeted indications, (2) determine optimal dosage, and (3) identify possible adverse effects and safety risks;

  5.
  Phase III clinical trials which are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites;

  6.
  the submission of a New Drug Application, or NDA, to the government authorities in the United States, or a new drug submission, or NDS, in Canada; and

  7.
  FDA approval of an NDA and TPD approval of an NDS prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing facilities.

        Two key factors influencing the rate of progression of clinical trials are the rate at which patients are available to participate in the research project and whether effective treatments are currently available for the disease that the drug is intended to treat.

        An IND must be filed and accepted by the TPD or FDA, as applicable, before each phase of human clinical trials may begin. The IND application must contain specified information including the results of the pre-clinical studies or clinical tests completed at the time of the IND application. In addition, since the method of manufacture may affect the safety and efficacy of a drug, information on manufacturing methods and standards and the stability of the drug substance and the dosage form must be presented so that the TPD or FDA can ensure that the product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

        Upon completion of all clinical studies the results are submitted to the TPD as part of a Canadian NDS or to the FDA as part of a Product License Application or NDA to obtain approval to commence marketing the product. In addition, an establishment license application must be filed and approved by the FDA or TPD for the production of a product and test sites must demonstrate that Good Laboratory Practices and Good Clinical Practices have been maintained during pre-clinical and clinical evaluation. We may partner later stage development of our drug candidates with companies that have experience in manufacturing in accordance with Good Laboratory Practices and Good Clinical Practices.

        Even after marketing approval for a drug has been obtained, further studies may be required (sometimes called Phase IV studies). Post-market studies may provide additional data on safety and efficacy necessary to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved.

        The research and development, manufacture and marketing of pharmaceutical products are subject to regulation in the United States by the FDA, in Canada by the TPD and by comparable authorities in other foreign countries. These national agencies and other federal, state, provincial and local entities will regulate the testing, manufacture, safety and promotion of any products that may be developed.

Process Development and Manufacturing

        We currently have no plans to establish manufacturing facilities for the commercial production of our product development candidates. Our strategy is to develop, manufacture and commercialize our therapeutic products through arrangements with major pharmaceutical and biotechnology companies and we may rely on such companies, licensees or other contractual manufacturing entities for commercial scale manufacturing and marketing of our products. There can be no assurance, however, that we will be able to reach satisfactory arrangements with such parties, that such arrangements will be successful or that our partners or contractors will be able to develop adequate manufacturing capabilities for commercial scale quantities.

Human Resources

        As of April 12, 2004, we employed or retained 50 persons, 21 of whom hold advanced degrees in science or business, including 13 who hold Ph.D degrees. In addition, we maintain affiliations with major research centres including the University of British Columbia and Johns Hopkins University. See "Narrative Description of the Business—Licenses and Collaborative Research Agreements". Our employees are not unionized. We believe that relations with our employees are good.

Facilities

        Our head office and main laboratory is located at 6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, Canada. On September 3, 2003, we entered into a lease agreement for such premises which consists of 15,852 square feet of office and laboratory space. The term of the lease is 10 years commencing on March 15, 2004. Annual lease payments will be $301,000 per annum in the first year, increasing by $8,000 each year until the fifth year at which time the annual lease payments will be $333,000 per annum. For each remaining year of the term after the fifth year, the annual lease payments will be $357,000 per annum. We may, at our option, extend the term of the lease for three additional two-year periods. Our previous lease expired on March 31, 2004.

RISK FACTORS

        You should consider carefully the following risks and other information included in this annual information form, including our historical consolidated financial statements and related notes, before you decide to purchase our common shares. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common shares could decline and you could lose part or all of your investment.

We are establishing a new pharmaceutical development business and have no developed or approved products

        We are in the early drug discovery and development stage and are subject to all of the risks associated with the establishment of a new business enterprise. As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established pharmaceutical development business.

        Our proposed products are currently in the research and development stage and we have not generated any revenues from product sales, nor do we expect to generate any product revenues from our product candidates for treatment of arrhythmia and congestive heart failure product candidates for at least two years. We may generate product revenue in 2004 if we are successful in obtaining regulatory approval to commercialize oxypurinol for the treatment of gout; however, the expected revenue from this orphan drug candidate, if any, is expected to be insignificant compared to the level of operating expenditures we are currently incurring. Substantial pre-clinical research and clinical development work and testing for our product candidates remains to be completed, as Kv1.5 and the oral application of RSD1235 are in the pre-clinical stage, the intravenous administration of RSD1235 is in two Phase III clinical trials, and oxypurinol in the treatment of congestive heart failure is in a Phase II /III clinical trial. In addition, the intellectual property rights and pre-clinical data associated with

RSD1122 were returned to us from our former collaborative partner, AstraZeneca AB on July 4, 2002. We decided not to carry out and fund further research and development on RSD1122 at this time. Accordingly, it remains uncertain as to whether our research and development efforts will be successful. There is a possibility that none of our potential products will be found to be safe and effective or that we will be unable to receive necessary regulatory clearances in order to commercialize them.

        Our failure to successfully develop and obtain regulatory approval for our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

If we do successfully develop our products, they may not achieve market acceptance and we may not be able to sell them

        Even if we do develop a safe and effective product and obtain the necessary regulatory clearances, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the drug development industry, there is a risk that at such time, any such product:

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  will not be economical to market, or will not be marketable at prices that will allow us to achieve profitability,

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  will not be successfully marketed or achieve market acceptance,

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  will not be preferable to existing or newly developed products marketed by third parties, or

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  will infringe proprietary rights held by third parties now or in the future that would preclude us from marketing any such product.

        The degree of market acceptance of products developed by us, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatment methods. There is no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by us.

        In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Any estimates referenced herein of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients.

        Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

We have limited revenues, a history of significant losses and an accumulated deficit

        We have had no sales revenue to date. Although we have been involved in the pharmaceuticals industry since 1992, we have been engaged only in research and development. We have generated limited non-sales revenue and have incurred significant operating losses, including net losses of $19,865,813 for the thirteen-month period ended December 31, 2003, and $14,029,706 and $7,157,885 for the fiscal years ended November 30, 2002 and 2001, respectively. Our revenues were $6,047,193 for the thirteen-month period ended December 31, 2003, and $1,768,409 and $197,028 for the fiscal years ended November 30, 2002 and 2001, respectively. Since inception, our accumulated deficit is $64,291,629, as of December 31, 2003. We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products and we expect these expenses to result in continuing and significant operating losses for the foreseeable future. If we are unable to develop, obtain regulatory clearance for, and successfully commercialize our product candidates, we will not be able to significantly increase revenues or achieve profitable operations.

We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding

        We will require substantial additional capital resources to further develop our product candidates, obtain regulatory approvals and ultimately to commercialize our products. While we believe that our current capital resources will be sufficient to fund our operations as currently anticipated for the next two fiscal years, we do not expect to be able to commercialize our major product candidates or complete all of our current clinical studies during this period. Accordingly, unless we are able to access the capital markets, our resources during this period will be limited to cash on hand and any revenues we are able to generate from corporate collaboration or licensing arrangements and from our orphan drug candidate, oxypurinol for the treatment of gout.

        In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

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  we make faster than expected scientific progress in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries,

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  our progress with pre-clinical studies and clinical trials is delayed or we experience set backs,

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  we experience delays or unexpected increased costs in connection with obtaining regulatory approvals,

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  we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or

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  we are required or elect to develop, acquire or license new technologies and products.

        We intend to seek additional funding through corporate collaborations and licensing arrangements, public or private equity or debt financing, and/or capital lease transactions. However, if our research and development activities do not show positive progress, or if capital market conditions in general or with respect to biotechnology or development stage companies such as ours are unfavorable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional equity financing could result in significant dilution to our shareholders.

        If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our discovery, research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

Our share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

        The market prices for the securities of biotechnology companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements, competition from new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our common shares. For example, since 1996, after giving effect to our reverse stock split completed on March 8, 2002, our share price in Canada experienced an increase from $2.60 during our fiscal year ended November 30, 1997 to our historic high of $12.60 during our fiscal year ended November 30, 1998 and then a drop to our historic low of $1.35 during the third quarter of our fiscal year ended November 30, 2002. During the period from September 1, 2000 to December 31, 2000 alone, the price of our common shares ranged from a high of $9.00 to a low of $2.00 as we announced our successful completion of a licensing agreement with AstraZeneca AB in October 2000 and our unsuccessful Phase II clinical results of our Cough Program, one of our previous projects, in December 2000.

It is uncertain whether any products we develop will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval

        The pre-clinical studies and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities, in the United States principally by the Food and Drug Administration, in Canada by the Therapeutic Products Directorate and by other similar agencies in other countries. Any product developed by us, if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.

        Currently, in connection with our pre-clinical development activities for Kv1.5, our Phase III clinical trials for RSD1235, our Phase II/III clinical trial for oxypurinol in the treatment of congestive heart failure, and our anticipated approval of a new drug application for oxypurinol in the treatment of gout, we are required to adhere to guidelines established by the Food and Drug Administration in the United States and the Therapeutic Products Directorate in Canada. These agencies and the regulatory process in general require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years and require the expenditure of substantial resources.

        In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, have limits imposed on us or our product candidates or fail to obtain the regulatory approval or clearance required to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by us, if any, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may never receive any required regulatory approvals or clearances for any products developed by us.

        Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing good manufacturing practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

        We are also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional resources to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production and marketing of our products, and we may be required to incur significant additional costs to comply with future laws or regulations.

We have substantial competition in the pharmaceutical industry and with respect to products we are developing

        The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as we do. Because of the number of competitors we face, as well as resources available to certain of our competitors, there is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products that will render our product candidates obsolete, possibly before we are able to commercialize them.

        Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of ours. Currently, these companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.

        There is extensive competition within our area of concentration, antiarrhythmic drugs, both from existing therapies and therapies under development. Our most significant competitors in this therapeutic area are well established, large pharmaceuticals companies that have significantly more financial resources than us. These competitors currently produce and market both generic and branded antiarrhythmic drugs. Examples of generic antiarrhythmic drugs include propafenone, atenolol, diltiazem and amiodarone. Examples of branded antiarrhythmic drugs include Tambocor (flecainide) produced by 3M Pharmaceuticals Co., Quinaglute (quinidine gluconate) and Betapace (sotalol) produced by Berlex Laboratories, Inc., and Tykosin (dofetilide) produced by Pfizer Inc. While side effects are a risk of all medication, those associated with existing antiarrhythmic drugs are especially hard to manage. These side effects include proarrhythmia, the more-frequent occurrence of pre-existing arrhythmias or the appearance of new arrhythmias as bad or worse than those being treated. We believe our atrial arrhythmia drug candidate will be able to compete with the aforementioned drugs on the basis of superior safety, however, our drugs are still in development. We need to conduct extensive additional pre-clinical studies and clinical trials to gain regulatory approvals for commercialization and face the risk that other promising drugs may be introduced to the market by our competitors ahead of us. Even if we are able to provide a safer antiarrhythmic drug relative to the aforementioned drugs and are successful in obtaining the required regulatory approvals for commercialization, we will face additional marketing risks such as competition on the basis of ease of use, adaptability to various modes of administration, acceptance by physicians, and coverage of our patent position relative to those of our competitors.

        The competition within the congestive heart failure therapeutic area is even more extensive compared to that within the antiarrhythmia therapeutic area. There are more congestive heart failure drugs available in the market and many of these drugs have side effects that are easier to manage, compared to those of antiarrhythmic drugs. Examples of generic drugs for conventional treatment of congestive heart failure include spironolactone and digoxin, and for supplemental treatment of congestive heart failure include enalapril, isosorbide and metoprolol. Examples of branded drugs for supplemental treatment of congestive heart failure include Capoten (captopril) produced by Bristol-Myers Squibb Company, Coreg (carvedilol) produced by GlaxoSmithKline PLC and Norvasc (amlodipine) produced by Pfizer Inc. Competition also comes from new emerging therapies using angiotensin II receptor blockers, such as valsartan for use in patients with congestive heart failure currently being studied by Novartis Pharmaceuticals Corporation, and calcium channel blockers. We believe we can compete with the aforementioned drugs by introducing a new therapeutic approach, xanthine oxidase inhibitors, which we believe have the ability to increase the contraction strength of the heart in patients with congestive heart failure without increasing the oxygen consumed by the heart to the extent caused by some of the current medications. However, our drug candidate, oxypurinol, is still in the development stage. Other companies with greater resources may introduce alternative drugs or new therapies much faster than us. Even if we are able to establish oxypurinol as a safer and more effective alternative to other drugs and are successful in obtaining the required regulatory approvals for commercialization, we still have to overcome significant marketing risks and challenges in order to achieve commercial success.

We are dependent upon our key personnel, who are necessary for us to achieve our scientific and business objectives

        As a technology driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among biotechnology and pharmaceutical companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain "key person" life insurance on any of our officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.

        We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

        We have employment contracts of varying lengths with all of our key executives, which include an incentive provision for the granting of stock options which vest over time, designed to encourage the individual to stay with us. However, a declining stock price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

Our products will rely on licenses of proprietary technology owned by third parties

        The manufacture and sale of any products developed by us will involve the use of processes, products, or information, the rights of which are owned by third parties. Specifically, our rights to the use of oxypurinol arise from our licenses from JHU and ILEX. Our license from JHU is an exclusive worldwide license to certain patent applications. In addition to license fees already paid, our license from JHU requires us to make royalty payments on the net sales of any product we develop with the licensed technology. Our obligation to make such payments and the license itself terminate on April 17, 2021. Our license from ILEX is an exclusive worldwide sublicense under an exclusive license ILEX has obtained from Burroughs Wellcome Co. and The Wellcome Foundation Ltd. In addition to initial fees and option fees already paid, our license from ILEX requires us to pay other milestone payments and royalties based on net sales of products we develop from the licensed technology. The license terminates upon the expiration of ILEX's obligation to pay royalties on its original license of the technology, determined on a country by country basis, at which time our license will convert into a fully-paid, non-exclusive royalty-free license or sublicense. Although we have obtained licenses or rights with regard to the use of certain of such processes, products, and information, because of the uncertainty regarding the length of time it may take for us to develop any marketable products with this technology, it is possible that such licenses or rights might be terminated or expire during critical periods. Furthermore, because we are at an early stage of product development, we cannot determine if additional licenses or other rights may be required in order to produce a marketable product. If such additional licenses or other rights are crucial for marketing purposes, and we are not able to obtain them on favourable terms, or at all, the commercial value of our product will be significantly impaired. In addition to the foregoing, our license from the University of British Columbia requires royalty payments on the net sales of certain antiarrhythmia products, not including RSD1235 or products related to our Kv1.5 technology, we develop with the licensed technology. The license from the University of British Columbia terminates upon expiration of the last patent obtained under it, which is September 23, 2014. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our opportunity to realize the benefits of our efforts may be limited.

We rely on proprietary technology, the protection of which can be unpredictable and costly

        Our success will depend in part upon our ability to obtain patent protection or patent licenses. We have 1 patent application and have licensed 5 patents and patent applications and certain other rights relating to oxypurinol. The composition of matter patents for oxypurinol have expired. Our license from JHU provides for patent rights as they relate to the commercial use of xanthine oxidase inhibitors for cardiovascular disease via the sensitizing of muscle cells to calcium ions. However, at this point in time, it is not certain that this is the method of action of xanthine oxidase inhibitors. If it is not, the rights we have obtained may have limited value. In order to obtain additional patent protection surrounding oxypurinol, we will be required to file patent applications relating to novel processes for manufacturing, delivery, use, new formulations or other aspects of oxypurinol.

        Currently, we have 53 patent and patent applications and have licensed certain rights under an additional 18 patents relating to RSD1235 and the related family of compounds for antiarrhythmia and local anaesthesia applications. We have 7 patent applications relating to Kv1.5. In addition, we have 3 additional patent applications relating to areas we are no longer actively pursuing, excluding the 30 patent applications assigned to UCB Farchim S.A. ("UCB") as a result of the sale of our anti-tussive program to UCB in September 2002.

        We intend to file, when appropriate, additional patent applications with respect to inventions. However, because the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or the underlying technology. There is also a risk that any patents issued covering our products or any patents licensed to us may be successfully challenged or that our products might infringe the patents of third parties. If our products infringe the patents of others, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing, or selling our planned products. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or the products of a third party, we could incur substantial legal expenses with no assurance of success.

        In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements. The value of our assets could also be reduced to the extent that other persons obtain patents, or confidential measures are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

        Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party's proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. Currently, we may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict at this point whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

The inability to manage our future growth could impair our operations and financial results

        Our future growth, if any, may cause a significant strain on our management, and our operational, financial and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the addition of management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in our operational, financial, manufacturing and management information systems could have a material adverse effect on our business, financial condition, and results of operations.

        In particular, the combination of our business with Cardiome, Inc. (formerly Paralex, Inc.) and any future business combination, if any, required the integration of research and development and administrative operations. The transition to a combined company has required substantial attention from management, which has limited experience in integrating companies and managing the growth of the combined companies. The diversion of management attention and any difficulties encountered in the ongoing transition process could have an adverse impact on our ability to successfully pursue the development of the drug candidates acquired by us. In addition, although Cardiome, Inc. incurred only limited expenses prior to our acquisition of it, as it had not conducted business activities other than entering into license agreements with JHU and ILEX, we expect to spend a significant amount of our resources on the development of oxypurinol. The risks associated with the additional expenses of managing Cardiome, Inc. and the additional ongoing cash requirements to fund its research and development projects increase the pressure on us to achieve offsetting synergistic cost reductions as rapidly as possible and, if we are unable to do so, our financial position may be impaired.

If we develop products with commercial potential, we have no experience in commercial manufacturing

        We have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture any products that we may develop. Accordingly, if we were able to develop any products with commercial potential, we would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. If we are unable to develop such capabilities or enter into any such arrangement on favourable terms, we may be unable to compete effectively in the marketplace.

        We intend to continue to contract with our current vendors for the manufacture of oxypurinol and RSD1235. We may need to contract with additional manufacturers for the manufacture of oxypurinol or RSD1235. Because of the high degree of expertise necessary to produce chemical products, it is a time consuming process to arrange for an alternative manufacturer. We may not be able to identify and qualify any such manufacturers on a timely basis, which may cause significant delay in our development process. Even if we are able to identify and qualify an alternative manufacturer, we may not be able to obtain favourable terms on any manufacturing agreement we enter into with them. We have and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. It will be important to us that such products can be manufactured at a cost and in quantities necessary to make them commercially viable. At this point in time, we have not attempted to identify and do not know whether there will be any third party manufacturers which will be able to meet our needs with respect to timing, quantity and quality. If we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on our business, financial condition and results of operations.

If we manufacture pharmaceutical products, the products will need to comply with good manufacturing practices in the U.S., Canada or other jurisdictions

        The manufacturer of our pharmaceutical products, if any, will be subject to current good manufacturing practices or similar regulations prescribed by the Food and Drug Administration in the United States, the Therapeutic Products Directorate in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. As we will be dependent on third parties, our ability to ensure that any entity manufacturing products on our behalf is able to comply with good manufacturing practices or satisfy certain regulatory inspections in connection with the manufacture of our proposed products will be limited. Failure or delay by any manufacturer of our products to comply with good manufacturing practices or similar regulations or satisfy regulatory inspections would have a material adverse effect on us.

We do not have the marketing expertise needed for the commercialization of our products

        We do not currently have the resources to market the products that we may commercialize. Marketing of new products presents greater risks than are posed by the continued marketing of proven products. Accordingly, if we are able to commercialize any of our drug products, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. We recently entered into an agreement pursuant to which, among other things, we licensed to Fujisawa the rights to market in North America the intravenous formulation of RSD1235, after it has been developed as a product. Our ability to develop our own marketing capability is untested. Our ability to negotiate favourable terms in connection with additional arrangements to market our product(s) through joint venture, license or other arrangements is unknown at this time. Extensive licensing or joint venture agreements will also result in less income than if we marketed the products ourselves.

Our success is dependent upon our ability to enter into, and successfully manage, corporate collaborations with third parties in connection with services we will need for the development and commercialization of our products

        The success of our business is largely dependent on our ability to enter into corporate collaborations regarding the development of, clinical testing of, seeking regulatory approval for, and commercialization of, our current product candidates. We have recently entered into a collaboration and license agreement with Fujisawa with respect to the development and commercialization of the intravenous formulation of RSD1235 in North America. We also have a collaboration with UCB for a project we no longer own. In addition, we are currently seeking additional corporate collaborations or partnerships for the intravenous formulation of RSD1235 outside of North America and other current projects. There can be no assurance, however, that we will be able to establish any such corporate collaborations or partnerships on favourable terms, or at all or within any projected time frame. Even if we are successful in establishing such relationship, these collaborations may not result in the successful development of our product candidates or the generation of revenue.

        Our success is highly reliant upon the performance of Fujisawa and our future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by Fujisawa and future corporate collaborators, if any, are not within our direct control and, as a result, there can be no assurance that Fujisawa or our future corporate collaborators will commit sufficient resources to our research and development projects or the commercialization of our products. Fujisawa or our future corporate collaborators, if any, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

        Because the success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. Because we are currently involved in only two collaborations, one of which relates to a project we no longer own, our ability to simultaneously manage a number of active corporate collaborations is untested.

The use of pharmaceutical products may expose us to product liability claims

        The products we are developing and will attempt to develop will, in most cases, undergo extensive clinical testing and will require Food and Drug Administration and Therapeutic Products Directorate approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that we or our partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have side effects. The sale of such products may expose us to potential liability. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although our shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and operations, to the extent insurance coverage for such liability is not available. At present, we have secured product liability coverage in an amount of (i) U.S.$5 million per incident and U.S.$5 million annual aggregate for the Phase II/III clinical trials for oxypurinol in the treatment of congestive heart failure and a proof of concept trial for RSD1235, (ii) U.S.$5 million per incident and U.S.$5 million annual aggregate for the Phase II/III clinical trials for oxypurinol in the treatment of gout, and (iii) U.S.$10 million per incident and U.S.$10 million annual aggregate for the Phase III clinical trials of RSD1235. Currently, we have no other product liability insurance. Obtaining insurance of all kinds has recently become increasingly more costly and difficult and, as a result, such insurance may not be available at all, may not be available on commercial terms or, if obtained, may be insufficient to satisfy asserted claims.

We are subject to the risks associated with the use of hazardous materials in research and development conducted by us

        Our research and development activities may involve the controlled use of hazardous materials and chemicals. Examples of hazardous materials and chemicals currently used in our facilities are acetopromazine, barium chloride and valproic acid. We are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We have secured a commercial general liability policy with coverage of up to $3.38 million per occurrence. We have also secured a blanket property insurance policy to cover up to $8.86 million for costs related to accidental damage to our properties and interruption of our business. If we are required to institute additional safety procedures because we are found not to be in compliance or if more stringent or additional regulations are adopted, we may be required to incur significant costs to comply with environmental laws and regulations, which might have a material and adverse effect on our business, financial condition and results of operations.

Our business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means

        In recent years, federal, state, provincial and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials.

While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products. Significant changes in the healthcare system in the United States and Canada and abroad may have a substantial impact on the manner in which we conduct our business. Such changes also could have a material adverse effect on our ability to raise capital. Moreover, our ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on our business, financial condition and results of operations.

        In addition, in both the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for our potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.

We may face exposure to adverse movements in foreign currency exchange rates when our products are commercialized, if at all

        We intend to generate revenue and expenses internationally which are likely to be denominated in United States and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, myriad regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in downward price pressure for our products in such jurisdictions or losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth consolidated financial data for the last three fiscal years of the Company:

	Year Ended
	December 31, 2003 (1)	November 30, 2002	November 30, 2001
	$	$	$
	(in thousands of dollars, except earnings per share)
Revenues	6,047	1,768	197
Net earnings (loss)	(19,866)	(14,030)	(7,158)
Per share earnings (loss)
—Basic	(0.63)	(0.60)	(0.69)
—Fully diluted	(0.63)	(0.60)	(0.69)
Total assets	92,124	67,802	6,270
Long-term debt (2)	34	61	nil

(1)
On December 31, 2003, we changed our fiscal year end from November 30 to December 31. As such, the data in this column reflects a 13 month period. In addition, we elected to prospectively adopt the recommendations of the C.I.C.A. new Handbook section 3870, Stock-based Compensation and other Stock-based Payments, effective December 1, 2002. This standard requires that all stock-based awards be measured and recognized using a fair value based method. For the thirteen months ended December 31, 2003, we recorded $1,991,865 and $67,188 of stock-based compensation for the stock options granted after December 31, 2002, to employees and non-employees, respectively.

(2)
Amounts represent capital lease obligations.

        Our selected consolidated financial data has been derived from, should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements and notes thereto prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conforms to United States generally accepted accounting principles ("U.S. GAAP") except as disclosed in Note 16 to the consolidated financial statements referenced herein and our "Management's Discussion and Analysis" referred to under the heading "Management's Discussion and Analysis and Financial Statements".

DIVIDEND RECORD AND POLICY

        We have not declared or paid any dividends on our outstanding common shares since our inception and do not anticipate that it will do so in the foreseeable future. The declaration of dividends on our common shares is within the discretion of our board of directors and will depend on the assessment of, among other factors, our earnings, capital requirements and the operating and financial condition. At the present time our anticipated capital requirements are such that we intend to follow a policy of retaining earnings in order to finance the further development of our business.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS

        Our Management's Discussion and Analysis ("MD&A") and our comparative consolidated audited financial statements (the "Financial Statements") for the thirteen months ended December 31, 2003 are incorporated herein by reference. Our MD&A and Financial Statements are available on SEDAR at www.sedar.com under our company name, Cardiome Pharma Corp.

SHARE CAPITAL AND MARKET FOR SECURITIES

        The authorized share capital of Cardiome consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of the date of this annual information form, 39,551,197 common shares and no preferred shares were issued and outstanding. All of the common shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No common shares have been issued subject to call or assessment. The common shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company's articles and bylaws and in the Canada Business Corporations Act.

        The preferred shares may be issued from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations will be determined at the time of creation of each such series by the Company's board of directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of the dissolution, liquidation or winding-up of the Company.

        Our common shares are listed on the Toronto Stock Exchange in Canada (trading symbol: COM) and are quoted in the United States on the NASD OTC Electronic Bulletin Board (trading symbol: COMRF).

DIRECTORS AND OFFICERS

        The following sets forth the names and municipalities of residence of the directors and executive officers of the Company, the offices held by them in the Company, their current principal occupations, their principal occupations during the last five years and, in the case of the directors, the month and year in which they became directors. The term of each director expires on the date of the next annual general meeting of the Company.

Name, Municipality of Residence and Present Position with the Company	Date Became a Director/Officer	Principal Occupation Last Five Years
Mark C. Rogers(3)(4) Chairman of the Board and Director	March 8, 2002	July 2003 to present—Retired;
September 2002 to July 2003—Chief Executive Officer, Innovative Drug Delivery Systems, Inc;
June 1998 to September 2002—President and Chief Executive Officer, Paramount Capital, Inc.
Robert W. Rieder President and Chief Executive Officer and Director	April 21, 1997 as Director and April 16, 1998 as Officer	March 1998 to present—President and Chief Executive Officer, Cardiome Pharma Corp.
Alan Mark Ezrin Chief Scientific Officer and Director and Director	January 15, 2001	January 2001 to present—Chief Scientific Officer, Cardiome Pharma Corp.: June 2000 to January 2001—Chief Scientific Officer, ConjuChem Inc.

Kenneth Galbraith(1)(2) Director	May 12, 2003	October 2000 to present—President, Gigha Consulting Ltd.; February 1988 to October 2000—Executive Vice President and Chief Financial Officer, QLT, Inc.
Tim Garson(2) Director	October 7, 2002	June 2002 to present—Vice President and Dean of School of Medicine, University of Virginia; 1995 to June 2002—Senior Vice President and Dean of Academic Operations, Baylor College of Medicine
Fred H. Mermelstein(1)(3)(4) Director	March 8, 2002
July 2003 to present—Chief Executive Officer, Innovative Drug Delivery Systems, Inc.("IDDS");
1998 to present—President, IDDS;
1996 to July 2003—Director of Venture Capital, Paramount Capital Investments, Inc.
Kim Sun Oh(1)(2) Director	November 10, 1997	April 2003 to present—President, Iforce November 1994 to April 2003—Group Executive Director, Chemical Company of Malaysia Berhad
Ralph Snyderman(3)(4) Director	March 11, 2002	1998 to present—President and Chief Executive Officer, Duke University Health System; 1989 to Present—Chancellor for Health Affairs, Duke University Medical Center
Elizabeth Rogers Corporate Secretary	March 8, 2002	July 2003 to present—Retired; May 2001 to July 2003—President, Bradmer Biotech; November 1999 to August 2001—Chief of Staff, Vetaran's Administration Hospital

Doug Janzen Chief Financial Officer	January 6, 2003
January 2003 to present—Chief Financial Officer, Cardiome Pharma Corp;
January 2002 to January 2003—Managing Director, Sprott Securities Inc.;
July 1999 to September 2001—Head of Research and Senior Analyst, Loewen Ondaatje McCutcheon Limited
Alan Moore Executive Vice-President, Clinical Development & Regulatory Affairs	June 1, 2002	June 2002 to present—Executive Vice President of Clinical Development and Regulatory Affairs, Cardiome Pharma Corp; 1998 to June 2002—General Manager of Cardiac R&D, Procter & Gamble Pharmaceuticals
Gregory Beatch Vice-President, Scientific Affairs	May 31, 1997	March 2003 to present—Vice President, Scientific Affairs; July 2001 to March 2003—Vice President, External Scientific Affairs; May 1997 to July 2001—Vice President, Research
Sheila Grant Vice-President, Commercial Affairs	August 15, 2003	August 2003 to present—Vice President of Commercial Affairs; June 2000 to August 2003—Director of Business and Clinical Development; May 1998 to May 2000—Director of Finance and Administration

Christina Yip Assistant Secretary and Vice-President, Finance & Administration	September 1, 2000
January 2003 to present—Vice President of Finance and Administration, Cardiome Pharma Corp;
May 2002 to present—Assistant Corporate Secretary;
Sep 2000 to May 2002—Corporate Secretary:
June 2000 to January 2003—Director of Finance and Administration, Cardiome Pharma Corp;
September 1998 to May 2000—Corporate Controller, Cardiome Pharma Corp.

(1)
Member of the Audit Committee.

(2)
Member of the Corporate Governance Committee.

(3)
Member of the Compensation Committee.

(4)
Member of the Nomination Committee.

        As at April 12, 2004 the directors and executive officers of the Company owned, directly or indirectly, or exercised control of or direction over, less than 5% of the outstanding common shares of the Company.

Directors and Executive Officers

        The following are short biographies of our directors and executive officers:

Mark C. Rogers, M.D., M.B.A.—Chairman and Director

        Dr. Mark Rogers has been our Chairman of the Board and our director since March 2002. He is currently retired. Previous to his retirement, Dr. Rogers served as Chairman and Chief Executive Officer of Innovative Drug Delivery Systems, Inc. ("IDDS"). Previous to that, Dr. Rogers was the President of Paramount Capital, Inc. ("Paramount") and Paramount Capital Investments, LLC ("PCI"), and the President of Paramount Capital Asset Management, Inc. Dr. Rogers was also a member of Orion Biomedical GP, LLC, which served as the general partner to The Orion BioMedical Funds ("Orion"), which were closed-end, private equity funds focused in the biomedical sector. In addition, Dr. Rogers also served as a director of Genta Incorporated (Nasdaq NM: GNTA), Discovery Laboratories, Inc., as well as several public and privately held corporations. Dr. Rogers was also as an advisor to the New York City Biotechnology Emerging Industries Fund.

        Dr. Rogers is a physician trained in four medical specialties, including cardiology. He is the author of 150 publications and 11 books and is a member of the National Academy of Sciences' Institute of Medicine. He was appointed Professor and Chairman of the Department of Anesthesiology and Critical Care Medicine at The John Hopkins University ("JHU"). While at JHU, Dr. Rogers was made Associate Dean, managing the clinical enterprises of the medical school and was involved in the formation of a number of biomedical companies now listed on NASDAQ. He subsequently became CEO of the Duke Hospital and Health Network. Dr. Rogers was then recruited to the Perkin-Elmer

Corporation, a New York Stock Exchange company specializing in analytical instruments, especially DNA sequencers, as Senior Vice President for Mergers and Acquisitions. He was involved in the restructuring of that business (now named Applera Corporation ("Applera")), which ultimately led to the creation of the Celera Genomics Group of Applera, the company that sequenced the human genome and is listed on the NYSE.

        Dr. Rogers received his M.D. from Upstate Medical Center and his M.B.A. from The Wharton School of Business. He received his B.A. from Columbia University and held a Fulbright Scholarship. Dr. Rogers is married to Dr. Elizabeth Rogers who is also our current Corporate Secretary. Dr. Rogers is also the Chair of each of our Compensation Committee and Nomination Committee.

Robert W. Rieder, M.B.A.—President, Chief Executive Officer (CEO) and Director

        Mr. Rieder has been our director since April 1997, and has been employed by us on a full-time basis as our President and CEO since April 1998. Mr. Rieder has extensive experience in venture capital and in operational management. He was most recently (1994 to 1998) Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp. Mr. Rieder was Chief Operating Officer for dba Telecom Inc. in 1994, and was a director of SFG Technology Inc., both Vancouver-based technology companies. Mr. Rieder currently serves as a director of Micrologix Biotech Inc. Mr. Rieder received his MBA from the University of Western Ontario.

Alan M. Ezrin, Ph.D.—Chief Scientific Officer (CSO) and Director

        Dr. Ezrin has been our director and our Chief Scientific Officer since January 2001. Dr. Ezrin has extensive research and development and business experience in both the large pharmaceutical industry and in the biotechnology sector in the U.S. and Canada. Dr. Ezrin was with Sterling-Winthrop Research Group from 1982 to 1993. In 1993, Dr. Ezrin joined Glycomed Inc. as Assistant Vice-President of Development focusing on carbohydrate-based therapeutics. Following the successful merger of Glycomed into Ligand Therapeutics, he joined RedCell Inc. as Vice-President of Development in 1995. In 1997, he led the restructuring of RedCell through creating ConjuChem Inc. in Montreal. At ConjuChem, Dr. Ezrin was acting Chief Executive Officer and then Chief Scientific Officer. Under his leadership, ConjuChem completed several pharmaceutical partnerships, positioned two new drugs in clinical trials and extended the patent portfolio, resulting in a publicly traded, product driven company. Dr. Ezrin received his Ph.D. in Pediatric Cardiology and Cardiovascular Pharmacology from the University of Miami School of Medicine.

Kenneth Galbraith, C.A.—Director

        Mr. Galbraith has been our director since May 12, 2003. Mr. Galbraith is currently the President of Gigha Consulting Ltd., a technology consulting and investment management company formed in October 2000. Previously, he was employed by QLT Inc., a biotechnology company where he progressed to the position of Executive Vice President and Chief Financial Officer during his 13 year tenure. Mr. Galbraith is a director of several private and public companies, including Angiotech Pharmaceuticals, Inc., Stressgen Biotechnologies Corporation, Micrologix Biotech Inc. and Neuro Discovery Inc. He is a former founding director and chairman of B.C. Biotechnology Alliance and founding director of BIRC Corporation, a provincially-funded organization formed to build healthcare infrastructure in the Province of British Columbia. Mr Galbraith is also former chair of the Canadian Bacterial Diseases Network, one of Canada's federally-funded Networks of Centers of Excellence. Mr. Galbraith is currently a director of The Michael Smith Foundation for Health Research and was formerly a director of the Fraser Health Authority. Mr. Galbraith received his Bachelor of Commerce (Honours) from the University of British Columbia in 1985 and was admitted as a Chartered Accountant in B.C. in 1988.

        Mr. Galbraith is the Chair of our Corporate Governance Committee and a member of our Audit Committee.

Arthur (Tim) Garson, Jr., M.D., M.P.H.—Director

        Dr. Garson has been our director since October 2002. Dr. Garson currently serves as Vice President and Dean for the School of Medicine at the University of Virginia. He is an internationally respected pediatric cardiologist and in 2000 served as president of the American College of Cardiology. A graduate of Princeton University in 1970, Dr. Garson received his M.D. from Duke University in 1974, remaining there for his pediatric residency. He completed a pediatric cardiology fellowship at Baylor College of Medicine and joined its faculty in 1985. In 1992, he received a masters degree in public health, specializing in health policy and health care finance, from the University of Texas in Houston, and was recruited to Duke to be Associate Vice Chancellor of Health Affairs. Three years later he returned to Baylor College of Medicine serving as Senior Vice President and Dean for academic operations and Vice President of Texas Children's Hospital.

        Dr. Garson is a member of our Corporate Governance Committee.

Fred H. Mermelstein, Ph.D.—Director

        Dr. Mermelstein has been our director since March 2002. Dr. Mermelstein currently serves as President and CEO of Innovative Drug Delivery Systems, Inc.. Previous to that, he served as Director of Venture Capital at Paramount Capital Investments, LLC., where he was involved in the founding of a number of biotechnology start-up companies, including PolaRx and IDDS. He also served as Director and Chief Scientific Officer of PolaRx and President of Androgenics Technologies, Inc. He serves on the Board of Directors of a research foundation, the Jordan Heart Foundation. Dr. Mermelstein is also a member of Orion. Dr. Mermelstein is the author of 14 publications in peer-reviewed scientific journals, three patents, and recipient of several research grants from both the U.S. Army and National Institutes of Health ("NIH"). Most recently, Dr. Mermelstein has been selected as advisor to both the New York Emerging Industries Fund and Technology Transfer Fund of the New York Economic Development Organization. Dr. Mermelstein received a Ph.D. joint degree in both pharmacology and toxicology at Rutgers University and University of Medicine and Dentistry of New Jersey-Robert Wood Johnson Medical School ("UMDNJ-RWJ"). He completed his post-doctoral training in transcription/gene regulation as a research fellow of the Howard Hughes Medical Institute located in the Department of Biochemistry at UMDNJ-RWJ.

        Dr. Mermelstein is a member of our Audit Committee, Compensation Committee and Nomination Committee.

Kim Sun Oh, C.P.A.—Director

        Mr. Oh was appointed to the Company's Board of Directors in November 1997, upon the closing of a private placement with the Chemical Company of Malaysia Berhad (CCM). Mr. Oh was the Group Executive Director of the CCM Group from August 1990 to April 2003. Mr. Oh, orchestrated the management buy-out of CCM from Imperial Chemical Industries Ltd. where he had held various senior executive positions from 1983 to 1990, before being appointed as the Group Executive Director. Mr. Oh currently serves as Chairman of Ideal Force Sdn Bhd, a private company in Malaysia and a director of IMPAX Laboratories Inc., a public company listed on NASDAQ. Mr. Oh qualified as a Chartered Accountant in United Kingdom in 1973. He is currently a member of the Malaysian Institute of Certified Public Accountants.

        Mr. Oh is the Chair of our Audit Committee and a member of our Corporate Governance Committee.

Ralph Snyderman, M.D.—Director

        Dr. Snyderman has been our director since March 2002. Dr. Snyderman currently serves as Chancellor for Health Affairs, Duke University and President and CEO of the Duke University Health System based in North Carolina. He plays a leadership role in the Association of American Physicians, the Institute of Medicine and the Association of American Medical Colleges ("AAMC") that represents all U.S. medical schools and teaching hospitals. He served as Chair of the AAMC in 2001-2002 and is currently the President of the Association of American Physicians. In 1987, Dr. Snyderman joined Genentech, the pioneering biomedical technology firm, as Vice President of Medical Research and Development, and a year later, he was promoted to Senior Vice President. While at Genentech, he led the development and licensing of several novel therapeutics and supervised approximately 300 staff members working in pharmacology, clinical research and regulatory affairs. A graduate of Washington College in Chestertown, Md. (1961), Snyderman received his M.D., magna cum laude, in 1965 from the Downstate Medical Center of the State University of New York. He served his internship and residency in medicine at Duke and later worked as a Public Health Officer doing research in immunology at the NIH (1967-72). Dr. Snyderman received his first faculty appointment at Duke in 1972 where he rose rapidly through Duke's academic ranks, becoming Chief of the Division of Rheumatology and Immunobiology. By 1984, Snyderman was also the Frederic M. Hanes Professor of Medicine and Immunology. Following his career at Genentech, he returned to Duke as the Chancellor of Health Affairs and the James B. Duke Professor of Medicine in 1989 and Executive Dean since 1999. In this position, he led the development of the Duke University Health System, one of the most successful academic health systems in the United States. He has written over 350 manuscripts as well as numerous books. Dr. Snyderman is a member of our Compensation Committee and Nomination Committee.

Elizabeth Rogers, M.D.—Corporate Secretary

        Dr. Elizabeth Rogers has been our Corporate Secretary since May 2002. She was our director from March 2002 to May 2003. Dr. Rogers is currently retired. Dr. Elizabeth Rogers received her B.A. degree from Mt. Holyoke College in 1967 and her M.D. degree from Thomas Jefferson University in 1971 and is board certified in Internal Medicine, Gastroenterology and Geriatrics. Dr. Rogers trained in Internal Medicine at Duke University Medical Center and in Geriatrics at JHU prior to joining the faculty at University of Maryland at Baltimore in 1992 where she became Professor of Medicine. In 1993, Dr. Rogers became Associate Dean of Clinical Science at Duke University Medical Center and, in 1999, became Chief of Staff at Veteran's Administration Hospital, an affiliated program of Yale University Medical School where she was responsible for the coordination of all medical activities. For the past year, Dr. Rogers has been a clinical consultant to the New York City Emerging Industries Fund and a medical consultant to Innovative Drug Delivery Systems, Inc. Dr. Rogers is married to Dr. Mark Rogers, Chairman of the Board.

Douglas G. Janzen—Chief Financial Officer

        Mr. Janzen joined us in the capacity of Chief Financial Officer in January 2003. Mr. Janzen has extensive experience in corporate banking and financing for Canadian biotechnology companies. From 2001 to 2002, Mr. Janzen was Managing Director—Health Sciences and Partner at Sprott Securities Inc. Prior to that, Mr. Janzen spent three years in corporate banking with Loewen Ondaatie McCutcheon Limited. Mr. Janzen received a Physiology Degree from the University of Saskatchewan and a Masters Degree in Biochemistry from the University of British Columbia.

Alan F. Moore, Ph.D.—Executive Vice President, Clinical Development and Regulatory Affairs

        Dr. Moore joined us in the capacity of Executive Vice President of Clinical Development and Regulatory Affairs in May 2002. Dr. Moore has extensive clinical development experience and 23 years of senior management experience in pharmaceutical R&D. From 1977 to 1979 he was Assistant professor of Pharmacology at the Institute for Cardiovascular Studies and department of Pharmacology at the University of Houston. From 1979 to 1982 he was Unit Leader, Pharmacology and Senior Research Scientist at Norwich Eaton Pharmaceuticals. Following the acquisition of Norwich Eaton by Procter & Gamble, Dr. Moore had increasing senior responsibilities as Section Chief, Director of Research, Director of New Drug Development before assuming his most recent role from 1998 to 2002 as General Manager, Cardiac R&D. Dr. Moore obtained his Ph.D. in pharmacology in 1974 from the University of Aston in Birmingham, England.

Gregory N. Beatch, Ph.D.—Vice President, Scientific Affairs

        Dr. Beatch has been our Vice President, Scientific Affairs since March 2003. He was appointed as Vice President, Research in June 1997 and was re-titled Vice President, External Scientific Affairs in July 2001. Dr. Beatch joined us in September 1996 as Head of Pharmacology on a one year renewable exchange program from the TPD, Health Canada the equivalent of the U.S. FDA. Dr. Beatch was a Research Scientist for the Drugs Directorate of the TPD. In this capacity, Dr. Beatch was involved in the new drug submission and approval process. Dr. Beatch also held Assistant Professorships in Cardiology and Pharmacology, at the University of Ottawa Heart Institute. Dr. Beatch currently holds an Adjunct Professorship in Pharmacology in the Faculty of Medicine at the University of British Columbia and has published numerous papers proceeding from peer reviewed grants in the field of cardiovascular drug research.

Sheila M. Grant, Vice-President, Commercial Affairs

        Ms. Grant has been our Vice President, Commercial Affairs since August 2003. She was appointed as Director of Finance and Administration in May 1998 and re-titled as Director of Business and Clinical Development in June 2000. Ms. Grant also served as our Corporate Secretary from May 1997 to September 2002. She joined us in September 1996 as the Director of Business.

        Prior to joining us, Ms. Grant acted as business consultant to De Novo Enzyme Corporation and Coopers & Lybrand. Ms. Grant also worked in research and development, production, and quality assurance with Schering Agrochemicals U.K., Wellcome Biotechnologies U.K. and Serono Diagnostics U.K. respectively. Ms. Grant holds a B.Sc. (Hons) degree from Essex University, U.K. and an MBA degree from Simon Fraser University.

Christina Yip, CMA—Vice President, Finance & Administration and Assistant Corporate Secretary

        Ms. Yip has been Vice President of Finance & Administration since January 6, 2003 and Assistant Corporate Secretary to the Board of Directors since May 17, 2002. Ms. Yip joined us as Financial Controller in September 1998 and was appointed as Director of Finance & Administration in June 2000. Ms. Yip also acted as Acting Chief Financial Officer from December 23, 2000 to January 5, 2003 and Corporate Secretary from September 13, 2000 to May 16, 2002. Prior to joining us, Ms. Yip acted as Chief Accountant to West African Minerals Group, a group of mining companies listed on the TSX Venture Exchange Inc. (formerly the Canadian Venture Exchange Inc.) and as an articling accountant to Cinnamon, Jang, Willoughby & Company, Chartered Accountants.

Scientific Advisory Board

        We have formed a Scientific Advisory Board composed of scientists having professional experience and valuable expertise in various therapeutic or research fields that relate to our research and development programs. At our request, these scientific advisors review and provide us with advice regarding individual research and development projects. Advisors have all executed confidentiality agreements. The Scientific Advisory Board meets at least annually and makes its recommendations directly to management. Members of the Scientific Advisory Board are paid a fee for each meeting attended plus travel expenses and each member has been awarded options under our incentive stock option plan. The following are brief biographies of the members of this advisory board:

Eduardo Marbán, M.D., Ph.D.

        Dr. Marbán is a member of our Scientific Advisory Board and our consultant (see "Business Overview—Licenses and Collaborative Research Agreements—Marban Agreement"). Dr. Marbán currently serves as Professors of Medicine, Physiology and Biomedical Engineering at JHU. In addition, Dr. Marbán is the founder and Director of the Institute of Molecular Cardiobiology, is the Michel Mirowski, M.D. Professor of Cardiology and is the Vice-Chairman for Research, Department of Medicine, all at JHU. Dr. Marbán is an active full-time staff member of the Department of Medicine and is attending physician, Coronary Care Unit, The Johns Hopkins Hospital.

        Dr. Marbán has received numerous awards and honours to this point in his career including the Research Achievement Award, International Society for Heart Research, the Basic Research Prize, American Heart Association, the Louis and Artur Lucian Award for Research in Cardiovascular Diseases and the MERIT Award from the National Heart, Lung and Blood Institute. He is currently a member of the Association of American Physicians, Program Director, SCOR in Sudden Cardiac Death, a member of the Association of University Cardiologists, a member of the American Society for Clinical Investigation and is a Fellow, American College of Cardiology. He chairs the Basic Cardiovascular Sciences Council of the American Heart Association and is President of the Cardiac Muscle Society.

        Dr. Marbán has published or currently has in press a total of 220 scientific articles and is currently the Editor in Chief, Circulation Research, a Consulting Editor, Circulation and Journal of Molecular and Cellular Cardiology and is on the International Advisory Board, Japanese Circulation Journal. In addition, he is the invited referee for over 20 research journals including New England Journal of Medicine, Nature, and Science.

        Dr. Marbán was a member of the Cardiac Research Advisory Panel, Procter and Gamble Pharmaceuticals, was a consultant and founder of Physiome Sciences, Inc., a consultant to Otsuka Pharmaceutical Co., Inc. and is a founder of Cardiome, Inc., our wholly-owned subsidiary.

        Three patents have been issued and six patents are pending by Dr. Marbán.

        Dr. Marbán received his B.S. in Mathematics, summa cum laude from Wilkes College, M.D. from Yale University in 1980 and his Ph.D from Yale University in Physiology in 1981. Dr. Marbán received his board certification from the American Board of Internal Medicine in 1984 and Cardiovascular Subspecialty in 1987.

Dr. Denis Roy, M.D.

        Dr. Roy has been at the Montreal Heart Institute since 1982. He is a staff cardiologist and electrophysiologist, and also holds the position of President of the Council of Physicians at the Montreal Heart Institute. He has served as Chief of Electrophysiology and Head of the Department of Medicine at the Institute. He is past President of the Quebec Cardiology Association and is currently member of the Executive Committee of the Canadian Cardiovascular Society.

        Dr. Roy has published over 80 papers in his areas of special interest, including mechanisms and management of arrhythmias, Sudden Cardiac Death, catheter ablation, pacemakers, implantable defibrillators and antiarrhythmic drugs. Dr. Roy was the principal investigator for the Canadian Trial of Atrial Fibrillation (CTAF) study, and is the current chairman of the Multicentre International Atrial Fibrillation and Congestive Heart Failure (AF-CHF) trial, which is funded by the Canadian Institute of Health Research.

        Dr. Denis Roy is Professor of Medicine at the Faculty of Medicine, University of Montreal, Quebec. He received his M.D. from the Faculty of Medicine of the University of Montreal in 1976 and did his internship at the Royal Victoria Hospital and residency at the Montreal Heart Institute. Post graduate training in electrophysiology was done through a fellowship grant from the R. Samuel McLaughlin Foundation first at the University of Limburg, Maastricht, Netherlands and then at the Hospital of the University of Pennsylvania, Philadelphia.

Craig M. Pratt, M.D.

        Craig M. Pratt is Professor of Medicine in the Department of Medicine, Section of Cardiology at Baylor College of Medicine. He is the Director of Research for the Methodist DeBakey Heart Center and Director of the Coronary Intensive Care Unit for The Methodist Hospital, Houston, Texas. His research has focused on the development of new drug and device therapies for the treatment of arrhythmias, heart failure, ischemia and hypertension. He has been the principal investigator of numerous NHLBI trials including BHAT, TIMI, CAPS, CAST, ESVEM, SOLVD and the recently published AFFIRM trial. He has published over 200 scientific journal articles, books and book chapters. He is a former consultant for the U.S. Food and Drug Administration (FDA) and served as Chairman of the Cardio-Renal Advisory Board for seven years.

Joshua M. Hare, M.D.

        Dr. Hare is Associate Professor of Medicine and Director of the Cardiac Transplant and Heart Failure program at Johns Hopkins University School of Medicine. He received his medical degree from The Johns Hopkins University School of Medicine in 1988. He subsequently served an internship, residency and fellowship in Internal Medicine at The Johns Hopkins Hospital (1991) followed by a fellowship in Cardiovascular Medicine at The Brigham and Women's Hospital (1994). Dr. Hare has an extensive track-record of translational research, performing studies in both experimental systems and in humans with congestive heart failure and diseases of heart muscle. He is actively involved in clinical trials of new therapies for heart muscle disease, is an investigator in the Johns Hopkins Program in Genomic Applications (HOPGENE), and directs the cardiovascular section of the new Johns Hopkins Institute for Cell Engineering (ICE), where he is spearheading the application of new stem-cell based therapies to patients with diseases of the heart. Dr. Hare also has long-standing interests in how the cardiovascular system adapts to the aging process and in applications of genomic medicine.

Wilson S. Colucci, M.D.

        Dr. Colucci is the Thomas J. Ryan Professor of Medicine, Chief of Cardiovascular Medicine at Boston University School of Medicine, and Co-Director of the Cardiovascular Center at Boston University Medical Center. He is also Director of the Myocardial Biology Unit at Boston University School of Medicine. He is the author of over 170 peer-review publications, as well as numerous reviews, chapters and books dealing with the pathophysiology of myocardial failure. He has received the Clinician-Scientist and Established Investigator Awards of the American Heart Association, the Medal of Merit from the International Society of Heart Research, and was elected to the American Society of Clinical Investigation. He is a member of several American Heart Association Councils including, Basic Science, High Blood Pressure and Circulation, and is a Fellow of the American College of Cardiology and a member of the Association of University Cardiologists. He is a member of the Executive Council of the Heart Failure Society of America, an organization of which he is a founding member. He has been a member of numerous peer-review groups and currently is the Chairman of the American Heart Association, Northeast Affiliate, Scientific Peer Review Committee, and a member of the National Institutes of Health Cardiovascular and Renal Study Section.

Peter R. Kowey, M.D.

        Dr. Peter Kowey is a graduate of St. Joseph's University and the University of Pennsylvania School of Medicine, Philadelphia, Pennsylvania. He completed his residency training in Internal Medicine at Penn State University and was a Fellow in cardiovascular medicine and research at the Harvard University School of Public Health, the Peter Bent Brigham Hospital and the West Roxbury VA Hospital. After this training, he joined the faculty at the Medical College of Pennsylvania, as Director of the CCU and Arrhythmia Program, and rose to the rank of full Professor. He went on to become Chief of the Division of Cardiovascular Diseases at the Lankenau Hospital Main Line Health System and is President of the Main Line Health Heart Center. He is also Professor of Medicine and Clinical Pharmacology at Jefferson Medical College. He also holds professorships at MCP/Hahnemann University.

        Dr. Kowey is a Fellow of several professional organizations including the Clinical Council of the American Heart Association, the American College of Cardiology, the American College of Physicians, the College of Physicians of Philadelphia, the American College of Chest Physicians, and the American College of Clinical Pharmacology. He was a founding member of the Philadelphia Arrhythmia Group and a charter member of the North American Society of Pacing and Electrophysiology. He has served on numerous committees for each of these organizations including program and abstract review committees for national and international programs. He spent nine years as a member of the Cardiorenal Drug Advisory Committee, four years on the Cardiovascular Devices Committee of the Food and Drug Administration, and is on the Expert Advisory Panel of the US Pharmacopeial convention.

        Dr. Kowey's principal area of interest has been cardiac rhythm disturbances. He has been the recipient of over 100 grants and has authored or co-authored over 300 papers and scientific reports. He is the co-editor of the definitive textbook in his field, now in its second edition. He is a referee for manuscript review for 18 journals and an ad hoc grant reviewer for the VA system. While working with industry, he has pioneered the development of many antiarrhythmic drugs and antitachycardia devices that are used around the world for the treatment of patients with life-threatening cardiac rhythm problems. Dr. Kowey also maintains a consultative arrhythmia practice and has been recognized as a leader in his field in several publications.

ADDITIONAL INFORMATION

Executive Compensation

        Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the information circular for our annual and special general meeting held on May 12, 2003.

Undertaking to Provide Documents

        The Company will, upon request to the Assistant Corporate Secretary of the Company, 6th Floor, 6190 Agronomy Road, Vancouver, British Columbia, Canada V6T 1Z3, provide to any person or company, the documents specified below:

  (a)
  when the securities of the Company are in the course of a distribution under a preliminary short-form prospectus or a short-form prospectus:

  (i)
  one copy of the Company's latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

    (ii)
    one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed, together with the auditors' report thereon, and one copy of any interim financial statements of the Company for any period after its most recently completed financial year;

    (iii)
    one copy of the Information Circular of the Company in respect of its most recent annual general meeting; and

    (iv)
    one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to be provided under (i) to (iii) above; or

  (b)
  at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Auditors' Report and Consolidated Financial Statements

        Additional financial information is provided in the consolidated financial statements of the Company for the thirteen months ended December 31, 2003.

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CARDIOME PHARMA CORP. ANNUAL INFORMATION FORM FOR THE THIRTEEN MONTHS ENDED DECEMBER 31, 2003
TABLE OF CONTENTS
REFERENCE INFORMATION
CAUTION REGARDING FORWARD LOOKING STATEMENTS
CORPORATE STRUCTURE
GENERAL DEVELOPMENT OF THE BUSINESS
NARRATIVE DESCRIPTION OF THE BUSINESS
RISK FACTORS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
DIVIDEND RECORD AND POLICY
MANAGEMENT'S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS
SHARE CAPITAL AND MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
ADDITIONAL INFORMATION